Exhibit 10.21

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

CANARSIE PLAZA LLC,

a Delaware limited liability company,

as Seller,

and

SERIES D, LLC,

an Arizona limited liability company,

as Purchaser

Dated:  November 9, 2012

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Exhibits:

Exhibit A	Description of Land
Exhibit B	Earnest Money Escrow Agreement
Exhibit C-1	Assignment & Assumption of Leases
Exhibit C-2	Tenant Notice Letter
Exhibit C-3	Bill of Sale
Exhibit C-4	Assignment of Warranties, Approvals and Intangibles
Exhibit C-5	Assignment and Assumption of Contracts
Exhibit C-6	Vendor Notice Letter
Exhibit C-7	Estoppel Certificate for REA
Exhibit D-1	Tenant Estoppel Certificate
Exhibit D-2	Key Tenants
Exhibit E	Due Diligence Materials
Exhibit F	Environmental Reports and Correspondence

Schedules:

Schedule 1.5	Lease Schedule
Schedule 1.9A	List of Must Assume Contracts
Schedule 1.9B	List of Contracts
Schedule 8.1.6	List of Pending Litigation
Schedule 8.1.17	List of Utility Deposits
Schedule 8.1.18	List of Purchase Options and Rights of First Refusal
Schedule 8.1.20	List of Violations
Schedule 10.9	NYCEDC Letter re Second Modification of Covenants and Restrictions
Schedule 10.10	Additional Purchaser’s Conditions
Schedule 26.4	Leasing Guidelines

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PURCHASE AND SALE AGREEMENT

(Canarsie Plaza)

PURCHASE AND SALE AGREEMENT (“Agreement”) made this 9th day of November, 2012 (“Effective Date”) between CANARSIE PLAZA LLC, a Delaware limited liability company, having an address at 1311 Mamaroneck Avenue, Suite 260, White Plains, New York 10605 (“Seller”), and SERIES D, LLC, an Arizona limited liability company, having an address at c/o Cole Real Estate Investments, 2325 E. Camelback Road, Suite 1100, Phoenix, Arizona 85016 (Series D, LLC or its permitted assignee pursuant to Section 18.7 below is hereinafter referred to as “Purchaser”).

W I T N E S S E T H:

RECITALS

A. Seller owns a shopping center (“Center”) known as Canarsie Plaza located in Brooklyn, New York. The land (“Land”) on which the Center is located is more particularly described on Exhibit “A” attached hereto and incorporated herein by this reference (all of Seller’s right, title and interest in and to such Land and all improvements located on such Land are herein referred to as the “Property”).

B. Seller desires to sell and Purchaser desires to acquire the Property on the terms and provisions hereinbelow set forth.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1. Agreement of Purchase and Sale. Seller hereby agrees to sell and convey and Purchaser agrees to purchase on such terms and conditions as are hereinafter set forth, all of the following:

1.1 All of Seller’s right, title and interest in and to the Property, together with all covenants, easements, rights-of-way, rights, privileges and other tenements, appurtenances and hereditaments appertaining thereto, including, without limitation, all of Seller’s right, title and interest (if any) in and to (a) any strips or gores adjoining or adjacent to the Land, (b) the streets and roads adjoining or adjacent to the Land to the center line thereof, (c) all mineral, water and irrigation rights, if any, running with or otherwise pertaining to the Land, and (d) any award made or to be made or settlement in lieu thereof for the Property by reason of condemnation, eminent domain or exercise of police power;

1.2 All of Seller’s right, title and interest in and to all apparatus, fittings and fixtures in or on the Property or which are attached thereto, if any (“Fixtures”);

1.3 All of Seller’s right, title and interest in and to any equipment, machinery and personal property located in or on the Property, if any (“Personal Property”);

1.4 All of Seller’s right, title and interest in and to the trademark, service mark, trade name and name “Canarsie Plaza” and all other trademarks, services marks, trade names, names and logos used in connection with the advertising and promotion of the Project (as hereinafter defined) or otherwise relating to the Project, and any variations thereof, together with all good will of the business connected with the use of and symbolized by such trademarks, service marks, trade names, names and logos, any telephone numbers and listings for the Property and any copyrights, trade secrets, intellectual property and other intangible property relating to the Property, if any (“Intangibles”);

1.5 The interest of Seller, as landlord, in all leasehold estates created by those certain leases, tenancies and rental agreements and all amendments thereto and all guaranties thereof that are described in the Schedule of Leases attached hereto as Schedule “1.5” (sometimes hereinafter referred to as the “Lease Schedule”) together with additional leases, tenancies and rental agreements entered into by Seller in accordance with the terms of this Agreement (herein collectively referred to as the “Leases;” and the tenants under the Leases are herein, collectively, referred to as the “Tenants”);

1.6 All of Seller’s right, title and interest in and to all warranties and guaranties, if any, relating to the Property (collectively, the “Warranties”);

1.7 All of Seller’s right, title and interest in and to all consents, authorizations, variances or waivers, licenses, permits and approvals from any governmental or quasi-governmental agency, department, board, commission, bureau or other entity or instrumentality (collectively, “Governmental Authority”) relating to the Property (collectively, the “Approvals”);

1.8 All of Seller’s right, title and interest in and to all operating and reciprocal easement agreements affecting the Property (the “REA’s”), including without limitation any rights as a declarant, operator, approving party or like authority thereunder; and

1.9 All of Seller’s right, title and interest in and to all other written agreements which affect the Property (“Contracts”) including, without limitation, personal property leases and contracts, other than the Leases and Permitted Exceptions (as hereinafter defined), and other than the Contracts which Purchaser elects not to assume, provided that Purchaser shall assume those certain contracts attached hereto as Schedule “1.9A” (the “Must Assume Contracts”). A schedule of all Contracts in existence on the Effective Date is attached hereto as Schedule “1.9B”;

The Property, the Fixtures, the Leases, the Personal Property, the Intangibles, the Warranties, the Approvals, the Contracts, and all other interests of Seller in and to the Property (the Property, the Fixtures, the Leases, the Personal Property, the Intangibles, the Warranties, the Approvals, the Contracts, and all other interests of Seller in and to the Property are herein collectively referred to as the “Project”). Seller and Purchaser agree that no portion of the Purchase Price (as hereinafter defined) is attributable to the Personal Property included in this sale.

Section 2. The Purchase Price. The purchase price (the “Purchase Price”) for the Project is $124,000,000.00, to be paid as follows:

2.1 $5,000,000.00 (such amount, together with the Extension Deposit (as hereinafter defined), if made, and any interest earned on such amount(s), the “Deposit”) shall be paid by Purchaser to First American Title Insurance Company, National Commercial Services, The Esplanade Commercial Center, 2425 E. Camelback Road, Suite 300, Phoenix, AZ 85016, Attention: Brandon Grajewski (“Escrow Agent” or “Title Company”) within three (3) business days after the Effective Date. The Deposit shall be held in escrow by the Escrow Agent to be disbursed as provided in the Earnest Money Escrow Agreement, the form of which is attached hereto as Exhibit “B” (the “Earnest Money Escrow Agreement”). The parties shall execute the Earnest Money Escrow Agreement contemporaneously with the execution of this Agreement. If the purchase and sale of the Project is consummated in accordance with the terms and provisions of this Agreement, then the Deposit shall be applied fully to reduce the Purchase Price at Closing and transferred to an account or accounts designated in writing by Seller. The Deposit shall be paid to the party entitled to receive the Deposit as provided in the Earnest Money Escrow Agreement. The Deposit shall be non-refundable to Purchaser except as specifically set forth herein.

2.2 The balance of the Purchase Price after deducting the Deposit shall be paid by Purchaser at Closing, plus or minus prorations and adjustments to be made pursuant to this Agreement, in good immediately available United States funds by wire transfer to a bank account or accounts to be designated in writing by the Title Company prior to the Closing for transfer to an account or accounts designated in writing by Seller.

Notwithstanding anything in this Agreement to the contrary, a portion of the Deposit in the amount of $100.00 shall be non-refundable and shall be distributed to Seller at Closing or other termination of this Agreement as full payment and independent consideration for Seller’s performance under this Agreement and for the rights granted to Purchaser hereunder. Such $100.00 independent consideration shall be deducted from any refund or delivery of the Deposit to Purchaser pursuant to this Agreement and shall simultaneously be distributed to Seller.

Section 3. Purchaser’s Inspection.

3.1 Purchaser acknowledges that Purchaser has been given the full opportunity to inspect and investigate the Property prior to the Effective Date, either independently or through agents, representatives or experts of Purchaser’s choosing. In connection with the foregoing, prior to the Effective Date Seller has either delivered to Purchaser, or made available to Purchaser by posting on a website to which Purchaser has been given access, all of the materials described on Exhibit “E” hereto and any other documents or other information in the possession of Seller or its agents pertaining to the Project (the “Property Information”). Purchaser’s execution of this Agreement conclusively evidences Purchaser’s satisfaction with the Property Information and Purchaser’s investigation of the Property. Notwithstanding the foregoing, Seller shall have an ongoing obligation during the pendency of this Agreement to provide Purchaser with any type of document or instrument described in Exhibit “E” which is created or modified in any respect after the Effective Date.

3.2 During the term of this Agreement, Seller, upon notice, will provide Purchaser or its designated representatives continued access to the Property at reasonable times; provided that, (i) such access shall be coordinated with a representative of Seller and, at Seller’s election, may be accompanied by a representative of Seller, (ii) any entry into any Tenant’s space shall be subject to the terms of such Tenant’s Lease, and Purchaser shall not communicate with any Tenants or occupants of the Property without, in each instance, the prior written consent of Seller, which consent may be withheld in Seller’s sole discretion (iii) Purchaser shall indemnify, defend and hold Seller harmless from and against all claims for costs, expenses, losses, damages and/or liabilities (collectively “Claims”) asserted against Seller arising from Purchaser’s due diligence activities on or about the Property, excluding from the foregoing indemnity any Claims relating to Purchaser’s mere discovery of any pre-existing conditions (except to the extent the same are aggravated by Purchaser or its designated representatives) and/or the gross negligence or willful misconduct of Seller or any of Seller’s agents or representatives, (iv) Purchaser shall not damage the Property but if in such event any damage shall nonetheless result, Purchaser shall promptly repair any damage (or, at Seller’s option, credit Seller the costs thereon) resulting from any such activities and restore the Property to its condition prior to such activities, (v) Purchaser shall fully comply with all applicable laws, ordinances, rules and regulations and any conditions imposed by any insurance policy then in effect with respect to the Property of which Purchaser is given notice by Seller (collectively, the “Legal Requirements”), (vi) Purchaser shall not permit any inspections, investigations or other due diligence activities to result in any liens, judgments or other encumbrances being filed against the Property and shall, at its sole cost and expense, as promptly as possible but in no event more than thirty (30) days, discharge of record any such liens or encumbrances that are so filed or recorded, and (vii) Purchaser shall not perform any tests with respect to the Property without the prior written consent of Seller in each instance, which consent may be withheld in Seller’s reasonable discretion, provided however, if such tests are invasive Seller shall have the right to withhold its consent to such tests in its sole discretion. Purchaser’s liabilities under this Section shall survive the Closing or earlier termination of this Agreement. Purchaser shall (i) exercise reasonable care at all times that Purchaser shall be present upon the Property and (ii) not knowingly engage in any activities which would violate the provisions of any permit or license pertaining to the Property.

As a condition precedent to entering the Premises in connection with any inspection, Purchaser shall maintain or cause to be maintained, at Purchaser’s sole cost and expense, a policy of comprehensive general public liability and property damage insurance by an insurer or syndicate of insurers reasonably acceptable to Seller: (a) with a combined single limit of not less than One Million Dollars ($1,000,000.00) general liability and Five Million Dollars ($5,000,000.00) excess umbrella liability, (b) insuring Seller as an additional insured against any injuries or damages to persons or property that may result from or are related to (x) Purchaser’s entry upon the Premises and (y) any inspection or other activity conducted thereon by representatives or agents of Purchaser and (c) containing a provision to the effect that insurance provided by Purchaser hereunder shall be primary and noncontributing with any other insurance available to Seller. Purchaser shall deliver evidence of such insurance coverage to Seller prior to the commencement of the first inspection and proof of continued coverage prior to any subsequent inspection.

3.3 Intentionally Omitted.

3.4 Intentionally Omitted.

Section 4. Title.

4.1 The Property shall be sold, and title thereto conveyed, subject only to the provisions of this Article 4 and to the following matters (collectively, the “Permitted Exceptions”):

(i) the matters set forth in Schedule B-II of that certain Certificate of Title issued by First American Title Insurance Company under Title Commitment Number: NCS-562905-PHXI with an effective date of August 20, 2012, as amended by Amendment No. 1 dated September 25, 2012 (the “Title Commitment”) other than items listed as items 2 (except to the extent provided in item (iv) below), 8, 9, and, unless such documents are assigned to Purchaser’s lender as provided in Section 4.2 below, items 4 and 19-24, of Schedule B-II thereof;

(ii) the Leases;

(iii) all present and future zoning, building, environmental and other laws, ordinances, codes, restrictions and regulations of all governmental authorities having jurisdiction with respect to the Property, including, without limitation, landmark designations and all zoning variances and special exceptions, if any;

(iv) All presently existing and future liens of real estate taxes or assessments and water rates, water meter charges, water frontage charges and sewer taxes, rents and charges, if any, provided that such items are not yet due and payable as of the date of the Closing, subject to adjustment as hereinbelow provided;

(v) State of facts shown on or by that certain survey of the Property prepared by LAN Associates and dated September 17, 2012, last revised September 25, 2012 (the “Survey”), and any additional facts which would be shown on or by an accurate current survey of the Premises (collectively, “Facts”), provided that, solely with respect to such additional Facts, the same shall not have a material adverse effect on the use of the Premises for its current use;

(vi) Standard exclusions from coverage contained in the form of title policy or “marked-up” title commitment employed by the Title Insurer;

(vii) Any financing statements, chattel mortgages, encumbrances or mechanics’ or other liens entered into by, or arising from, any financing statements filed on a day more than five (5) years prior to the Closing and not extended or renewed since the date of original filing and any financing statements, chattel mortgages, encumbrances or mechanics’ or other liens filed against property no longer contained in the Property, provided that the Title Insurer shall remove them as exceptions from the title insurance policy to be issued to Purchaser at Closing or shall affirmatively insure over them;

(viii) Any lien or encumbrance arising out of the acts or omissions of Purchaser directly or indirectly, including acts or omission of its agents, independent contractors, employees, invitees and affiliates;

(ix) Any other matter which the Title Insurer may raise as an exception to title, provided the Title Insurer will either omit or affirmatively insure against collection or enforcement of same out of the Premises;

(x) Any encumbrance that will be extinguished upon conveyance of the Property to Purchaser, provided that the Title Insurer shall remove them as exceptions from the title insurance policy to be issued to Purchaser at Closing or shall affirmatively insure over them; and

(xi) Any other matter which, pursuant to the terms of this Agreement, is a permitted condition of the transaction contemplated by this Agreement.

4.1.1. Purchaser acknowledges receipt of the Title Commitment issued by the Title Company as well as the Survey, which Purchaser shall cause to be certified to the Title Company, Purchaser, Seller and, if applicable, Purchaser’s lender. Purchaser will cause copies of the Title Commitment, all documents of record which are listed as exceptions in the Title Commitment and the Survey (collectively, the “Title Materials”) to be delivered to Seller. If an update or endorsement to the Title Commitment delivered to Purchaser after the Effective Date or a revision to the Survey (“Title/Survey Update”) issued after the Effective Date discloses a title or Survey matter that was not disclosed in the Title Materials or in a previous Title/Survey Update, which in each case are not Permitted Exceptions, Purchaser may deliver to Seller, within five (5) days following Purchaser’s receipt of the Title/Survey Update (“Title/Survey Update Review Period”) a written objection (an “Objection”) to such defect first disclosed on the Title/Survey Update accompanied by a copy of the Title/Survey Update. Purchaser shall be deemed to have agreed to accept title subject to all matters reflected in the Title Commitment and any Title/Survey Update and to the state of facts shown on the Survey, other than Objections that have been timely given, so long as such Objections are to matters that are not Permitted Exceptions and provided that, in no event shall Purchaser be deemed to have agreed to accept title subject to (i) monetary liens, encumbrances or security interests against Seller and/or the Property that have been created, consented to or affirmatively permitted by Seller in writing (including, without limitation, the items listed as items 4 and 19-24 of Schedule B-II of the Title Commitment unless such documents are assigned to Purchaser’s lender as provided in Section 4.2 below), (ii) encumbrances that have been voluntarily placed against the Property by Seller after the Effective Date without Purchaser’s prior written consent and that will not otherwise be satisfied on or before the Closing or (iii) exceptions that can be removed from the Title Commitment by Seller’s delivery of a customary owner’s title affidavit or gap indemnity, provided same shall not require any indemnities except for such “gap” indemnity or require any escrows or holdbacks unless consented to by Seller, in each instance, in its sole and absolute discretion (all of the foregoing hereinafter collectively referred to as the “Seller’s Required Removal Items”). All title matters and exceptions set forth in the Title Commitment and any Title/Survey Update and the state of facts shown on the Survey which are not Objections, or which are thereafter deemed to be accepted or waived by Purchaser as hereinafter provided, other than the Seller’s Required Removal Items, are hereafter referred to as the “Permitted Exceptions”.

4.1.2. If Purchaser notifies Seller within the Title/Survey Update Review Period of Objections which are not Permitted Exceptions, then within five (5) business days after

Seller’s receipt of Purchaser’s notice, Seller shall notify Purchaser in writing (“Seller’s Title Response Notice”) of the Objections which Seller agrees to satisfy at or prior to the Closing, at Seller’s sole cost and expense, and of the Objections that Seller cannot or will not satisfy. Failure by Seller to respond to Purchaser by the expiration of said five (5) business day response period shall be deemed as Seller’s election not to cure the Objections raised by Purchaser. Notwithstanding the foregoing, Seller shall, in any event, be obligated to satisfy Seller’s Required Removal Items. If Seller chooses not to satisfy all or any of the Objections other than the Seller’s Required Removal Items, Seller shall notify Purchaser thereof within the allowed five (5) business day period, then Purchaser shall have the option to be exercised within five (5) business days following Purchaser’s receipt of the Seller’s Title Response Notice of either (i) terminating this Agreement by giving written notice of termination to Seller, whereupon (A) Purchaser shall receive a full return of the Deposit, and (B) except for obligations that this Agreement expressly states survive termination, neither party shall have any further rights against the other hereunder, or (ii) electing to consummate the purchase of the Project, in which case Purchaser shall be deemed to have waived such Objections, without any adjustment in the Purchase Price, and such Objections shall become “Permitted Exceptions” for all purposes hereunder. Failure by Purchaser to respond to Seller by the expiration of said five (5) business day response period shall be deemed its election to waive the applicable Objection(s), which shall automatically become “Permitted Exceptions”. If, at or prior to the Closing, Seller is unable or unwilling to satisfy any Objections that Seller has agreed to satisfy in Seller’s Title Response Notice, subject to Seller’s rights in the immediately following sentence, Purchaser shall have the sole option, at Purchaser’s sole discretion and without having any other right or remedy, (i) to adjourn the Closing Date by giving written notice of such adjournment to Seller in order to allow Seller additional time to satisfy such Objections, (ii) to terminate this Agreement by giving written notice of termination to Seller, whereupon (A) Purchaser shall receive a full return of the Deposit, (B) except for obligations that this Agreement expressly states survive termination, neither party shall have any further rights against the other hereunder, and (C) Seller shall be obligated to reimburse Purchaser on demand all of Purchaser’s verifiable third-party, actual out-of-pocket costs and expenses in connection with its investigation of the Property and the transactions contemplated by this Agreement, up to the aggregate amount of $100,000.00, upon presentation of invoices therefor (the “Purchaser’s Reimbursement Cap”), or (iii) to close this transaction in accordance with the terms and provisions hereof and accepting title in its then existing condition with all matters set forth in the Title Commitment or on the Survey (other than Seller’s Required Removal Items and Objections that Seller has cured) being deemed to be Permitted Exceptions. Notwithstanding the foregoing, prior to Purchaser having the adjournment and/or termination rights described in subparagraphs (i)-(ii) of the immediately prior sentence, Seller shall have the right (but no obligation) to extend the Closing Date in order to cure any such Objections, in one or more adjournments, for a period not to exceed thirty (30) days in the aggregate.

4.1.3. It is a condition to Purchaser’s obligation to close that the Title Company shall be prepared to cause title to the Property to be insured with a 2006 ALTA Owners Policy of Title Insurance to Purchaser (the “Title Policy”) , at Purchaser’s sole cost and expense, insuring Purchaser’s fee simple title to the Property, subject only to the Permitted Exceptions.

4.2 The Property is currently encumbered by a mortgage in the approximate outstanding principal balance of $70 million in favor of Manufacturer’s and Traders Trust Company (the “Existing Mortgage”). Seller shall reasonably cooperate and assist the Purchaser in arranging for an assignment of the Existing Mortgage to Purchaser’s designee, without representation, warranty or recourse by or to Seller, provided that (i) such cooperation by Seller shall be without charge or cost to Seller, (ii) all costs related to the assignment of the Existing Mortgage in lieu of a satisfaction of such Existing Mortgage (including, without limitation, all legal fees incurred by the holder of the Existing Mortgage), as distinguished from the amount required to pay the principal, interest, and any prepayment charges due to the holder of such Existing Mortgage in connection with such assignment, shall be Purchaser’s obligation to pay, (iii) such assignment shall not delay the Closing Date, and (iv) any net benefit to Purchaser in mortgage recording tax savings, will be split at Closing equally between Purchaser and Seller. In connection therewith, upon the assignment of the Existing Mortgage to Purchaser’s designee at Closing, Seller shall receive a credit from Purchaser for fifty percent (50%) of such mortgage recording tax savings amount at Closing, after deduction of all third party costs incurred by Purchaser related to such assignment (including, without limitation, all legal fees incurred by the holder of the Existing Mortgage). Seller shall not be responsible, in any manner whatsoever, for any failure of any holder of the Existing Mortgage to deliver an assignment of the Existing Mortgage. Purchaser acknowledges that Seller makes no representation of its ability to deliver an assignment from the holder of the Existing Mortgage encumbering the Property. If the holder of the Existing Mortgage does not assign the Existing Mortgage to Purchaser’s designee at Closing, then Seller shall be obligated, notwithstanding anything herein to the contrary, to obtain a satisfaction of the Existing Mortgage at the Closing (and Seller may use or instruct the Title Company to use any cash portion of the Purchase Price for the Property to satisfy the Existing Mortgage). If the holder of the Existing Mortgage does assign the Existing Mortgage to Purchaser’s designee at Closing, Seller shall use or instruct the Title Company to use a portion of the Purchase Price to pay the holder of the Existing Mortgage the principal, interest, and any prepayment charges due to such holder in connection with such assignment. Notwithstanding the foregoing (or anything herein to the contrary), in no event shall the Closing be contingent upon the assignment of the Existing Mortgage or any financing of the purchase of the Property by Purchaser.

Section 5. Closing Date. Provided that all of the conditions to Purchaser’s obligation to close shall be satisfied in accordance with Section 10 herein, and subject to adjournment by Seller or Purchaser, as the case may be, as provided in this Agreement, the sale contemplated by this Agreement shall be consummated and closed through an escrow arrangement with the Title Company on or before November 28, 2012, TIME OF THE ESSENCE, or such earlier or later date as the parties may mutually agree upon in writing. The terms and conditions of such escrow arrangement shall be consistent with the terms of this Agreement and shall otherwise be reasonably acceptable to Seller, Purchaser and the Title Company. The consummation and the closing of the purchase and sale of the Project as contemplated by this Agreement are herein referred to as the “Closing,” and the date on which the Closing occurs is herein referred to as the “Closing Date.”

Notwithstanding the foregoing, in addition to each party’s respective rights to adjourn the Closing Date pursuant to the express terms of this Agreement in the event certain of Purchaser’s conditions to Closing have not been satisfied, Purchaser shall have the one-time right to extend the scheduled date of Closing for up to thirty (30) days by delivering written notice to Seller prior to the date on which the Closing is scheduled to occur and by depositing an additional earnest money deposit of $2,000,000.00 (the “Extension Deposit”) with Title Company on or prior to the initially scheduled Closing Date (as the same previously may have been adjourned, if applicable).

Section 6. “AS IS”. Purchaser acknowledges that prior to the Effective Date Purchaser has made such investigations and inspections of the Project and the books and records relating thereto as it has deemed necessary to satisfy itself as to all matters relating to its purchase of the Project. Except as otherwise expressly set forth herein, Purchaser shall purchase the Project in its “AS IS” condition as of the Effective Date, subject to reasonable wear and tear until Closing and subject to casualty damage as herein provided.

This Agreement and the Exhibits and Schedules attached hereto contain all the terms of the agreement entered into between the parties, and Purchaser acknowledges that neither Seller nor any representatives of Seller has made any representations or held out any inducements to Purchaser, other than those herein expressed. Without limiting the generality of the foregoing, Purchaser has not relied on any representations or warranties of Seller other than as expressly set forth herein or in any document executed by Seller pursuant to this Agreement, in either case express or implied, as to (i) the current or future real estate tax liability, assessment or valuation of the Property; (ii) the potential qualification of the Property for any and all benefits conferred by federal, state or municipal laws, whether for subsidies, special real estate tax treatment, insurance, mortgages, or any other benefits, whether similar or dissimilar to those enumerated; (iii) the availability of any financing for the purchase, alteration, rehabilitation or operation of the Property from any source, including but not limited to, state, city, or federal government or any institutional lender; (iv) the physical condition of the Property; or (v) compliance with any applicable law, rule or regulation, building code, zoning code and Environmental Law (defined in Section 8.1.15).

Except as set forth in Sections 8.4 and 16 herein, nothing in this Section 6 shall be deemed to limit Seller’s liability as expressly provided in this Agreement with respect to Seller’s representations, warranties, covenants and indemnities that survive the Closing.

The provisions of this Section 6 shall survive the Closing and conveyance of title to the Property.

Section 7. Satisfaction of Liens. If at the Closing there are any liens on the Property which Seller is obligated to pay and discharge, provided that Seller shall be permitted to bond over same, provided such bonded liens are omitted from the Title Policy, Seller shall have the right to instruct the Title Company to use any cash portion of the Purchase Price to satisfy the same. Provided that Seller shall have delivered to the Title Company at or before the Closing acceptable pay-off letters from any lien holders verifying the amounts to be paid at Closing to satisfy and release such liens of record and Seller authorizes the Title Company to use the Purchase Price (or a portion thereof) to pay such liens, such that the Title Company will issue at Closing the Title Policy without exception thereto, then the mere existence of any such liens to be satisfied and released out of the Purchase Price shall not be deemed unsatisfied Objections to title.

Section 8. Representations, Warranties and Covenants.

8.1 Seller hereby represents, warrants and covenants for the sole, exclusive and limited benefit of Purchaser as of the Effective Date and as of the Closing as follows:

8.1.1. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is entitled to and has all requisite power and authority to own and operate its assets as they are presently owned and operated, to enter into this Agreement and to carry out the transactions contemplated hereby.

8.1.2. The execution of this Agreement by Seller, the consummation of the transactions herein contemplated, and the execution and delivery of all documents to be executed and delivered by Seller, have been or will be duly authorized by all requisite action on the part of Seller and this Agreement has been and all documents to be delivered by Seller pursuant to this Agreement, will be, duly executed and delivered by Seller and is or will be, as the case may be, binding upon and enforceable against Seller in accordance with their respective terms.

8.1.3. Neither the execution of this Agreement nor the carrying out of the transactions contemplated herein will result in any violation of or be in conflict with the instruments pursuant to which Seller was organized and/or operates, or any applicable law, rule or regulation of any governmental or quasi-governmental agency, department, board, commission, bureau or other entity or instrumentality (collectively, “Governmental Authority”), or of any instrument or agreement to which Seller is a party, nor will it result in the creation or imposition of any lien on the Project nor will it result in the termination or the right to terminate any agreement to which Seller is a party or which affects the Project and no consent or approval of any third party is required for the execution of this Agreement by Seller or the carrying out by Seller of the transactions contemplated herein.

8.1.4. Attached hereto as Schedule “1.5” is the Lease Schedule which (a) identifies all Tenant Leases in effect at the Project (b) contains a list of all Lease documents including the original leases, amendments, side letter agreements and guaranties, and (c) contains an aged receivables report, a list of Tenant security deposits, and a rent roll, all of which, to the best of Seller’s knowledge, are complete and accurate in all material respects.

As of the Effective Date, Seller has not entered into any Leases or other tenancies for any space in the Property other than those set forth on the Lease Schedule. As of the Effective Date, Seller has delivered or made available legible copies which, to the best of Seller’s knowledge, are true, correct and complete copies of each Lease (including all guarantees, amendments, letter agreements, addenda and/or assignments thereof) and sublease, if any, and any other agreements between Seller (or any affiliate of Seller) and a Tenant (or any affiliate of Tenant) described in the Lease Schedule.

Except as expressly set forth on the Lease Schedule:

(A) no Tenant has made any written claim or, to Seller’s knowledge, has any other claim, whether or not in writing: (i) that Seller has defaulted in performing any of its obligations under any of the Leases which has not heretofore been cured,

(ii) that any condition exists which with the passage of time or giving of notice, or both, would constitute any such default, (iii) that such Tenant is entitled to any reduction in, refund of, or counterclaim, offset, allowance, credit, rebate, concession or deduction against, or is otherwise disputing, any rents or other charges paid, payable or to become payable by such Tenant, including but not limited to CAM and other similar charges, or (iv) that such Tenant is entitled to cancel its Lease or to be relieved of its operating covenants thereunder. No Tenant has given Seller any written notice of its intention or desire to modify or terminate its Lease or requesting a reduction or abatement of rent or requesting consent to assign or terminate its Lease;

(B) all of the Leases are valid and are in full force and effect in accordance with their terms, and there is no default by the landlord or by any Tenant thereunder including, without limitation, default by a Tenant in the payment of rent, additional rent or other charges due and payable under the Leases. Seller has not sent a notice of termination with respect to any of the Leases;

(C) the Leases have not been modified, amended or supplemented and there are no other agreements or commitments (oral or written) between Seller and any of the Tenants;

(D)(i) no construction, alteration, decoration or other work remains to be performed under any Lease listed in Schedule “1.5” by the landlord thereunder, (ii) the cost of all such work to be performed by the landlord under any such Lease, including all amounts owed to all contractors, architects, and others who performed services in connection with the construction of such improvements, have been paid in full, and (iii) all construction allowances or other sums to be paid to any Tenants of the Leases listed in Schedule “1.5” have been paid in full. There are no written promises, understandings or commitments between Seller and any person or entity with respect to the foregoing which would be binding upon Purchaser other than those contained in the documents comprising the Leases listed in Schedule “1.5” hereof;

(E) all brokerage commissions and other compensation and fees payable by reason of the Leases have been fully paid for the current term of any Lease or, if not paid, shall be the obligation of Seller and either paid by Seller at or prior to Closing or credited to Purchaser at Closing. There exists no exclusive or continuing leasing or brokerage agreements as to any premises in the Property;

(F) no Tenant has paid any rent for any period of more than thirty (30) days in advance;

(G) each Tenant is now in possession of the premises leased to it under its Lease;

(H) to Seller’s knowledge, none of the Tenants has (1) filed a petition in bankruptcy in any federal or state court, (2) been the subject of a bankruptcy petition filed in any federal or state court that has not been dismissed or (3) has made an assignment for the benefit of creditors of all or a substantial portion of its assets;

(I) no renewal, extension or expansion options have been granted to any Tenant, except as set forth in such Tenant’s Lease;

(J) Subject to the rights of the holder of any existing mortgage financing on the Project, Seller has the sole right to collect rent under each Lease, and such right has not been assigned, pledged, hypothecated, or otherwise encumbered in any manner that will survive the Closing;

(K) neither Seller nor any affiliate of Seller has made a loan or other advance to, or has any ownership interest in, any Tenant or any affiliate of any Tenant;

(L) except for any security deposits as shown on Schedule “1.5”, there are no security deposits that have been deposited with Seller or otherwise chargeable to Seller’s account by any party under the Leases;

(M) no Tenant is entitled to any free rent periods or rental abatements, concessions and other inducements for any period subsequent to Closing; and

(N) Seller has had no discussions with any Tenant regarding modifying or terminating its respective Lease which has not been reduced to writing.

8.1.5. Attached hereto as Schedule “1.9B” is a list of all Contracts. All amounts due and payable under Contracts have been paid and Seller has not received written notice of default under any of the Contracts nor, to Seller’s knowledge, are any parties in default under any of the Contracts.

8.1.6. There are no actions, suits or other proceedings by any person, firm, corporation, Tenant or by any Governmental Authority now pending or, to Seller’s knowledge, threatened against or affecting the Project or any part thereof, except those which are described on Schedule “8.1.6” nor, to Seller’s knowledge, are there any investigations pending or threatened against or affecting the Project by any Governmental Authority, except those which are described on Schedule “8.1.6”. For purposes of Section 10.1 below, Purchaser acknowledges that the filing (or threat of filing) of any action, suit, or other proceeding of the type described herein after the Effective Date and prior to the date of Closing which is fully covered by insurance (subject to customary deductibles) shall not be considered a material adverse change.

8.1.7. Seller has no employees or employee benefit plans. Any employees at the Property are employees of the manager of the Property. Seller agrees to pay any amounts or damages which may be assessed against Seller, Purchaser or the Property for the termination of any such employee. There are no pending claims or, to Seller’s knowledge, any threatened claims against Seller by any employee whose employment is related to the Property. Purchaser shall not have any obligation with respect to any such employee, including to employ any such persons or to make any payment to them.

8.1.8. Seller has no knowledge of any pending or threatened (a) eminent domain proceedings affecting the Property, in whole or in part, or (b) action or proceeding to change road patterns or grades which would affect ingress to or egress from the Property. Seller has not and will not, without the prior written consent of Purchaser, take any action before any

Governmental Authority, the object of which would be to change the present zoning of or other land use limitations, upon the Property, or any portion thereof, or its potential use, and, to Seller’s knowledge, there are no pending proceedings, the object of which would be to change the present zoning or other land use limitations.

8.1.9. To Seller’s knowledge, there are no persons having any rights or asserting any claims for occupancy or possession of the Property, except Seller, the Tenants, as tenants only under the Leases, and benefited parties under any instruments of record, and no party has been granted by Seller any license, lease, or other right of possession of the Property, or any part thereof, except the Tenants under the Leases, and benefited parties under any instruments of record. The Lease Schedule sets forth a list of all subtenants and concessionaires of Tenants and assignees of Tenants known to or approved by Seller.

8.1.10. No amounts have been paid to Seller by Tenants, merchants and other associations for promotional funds or other similar contributions of payment. Seller does not hold any funds with respect to outstanding gift certificates.

8.1.11. Seller has received no written notice from any insurance company or board of fire underwriters requesting the performance of any work or alterations with respect to the Property that has not been performed or required an increase in insurance rates applicable to the Property as a result of work which has not been performed. Seller has received no written notice of default or cancellation under any insurance policies covering the Property.

8.1.12. On the Closing Date, there will be no contract or agreement in effect for the leasing or management of the Property for which Purchaser shall be bound.

8.1.13. All bills and claims for labor performed on behalf of Seller and materials furnished to Seller with respect to the Property for all periods prior to the Effective Date, including improvements constructed by Seller as the landlord under the Leases, which are properly due, have been (or prior to the Closing Date will be) paid in full.

8.1.14. Seller is not insolvent or bankrupt. Seller has not commenced (within the meaning of any federal or state bankruptcy law) a voluntary case, consented to the entry of an order for relief against it in an involuntary case, or consented to the appointment of a custodian of it or for all or any substantial part of its property, nor has a court of competent jurisdiction entered an order or decree under any federal or state bankruptcy law that is for relief against Seller in an involuntary case or appointed a custodian of Seller for all or any substantial part of its property.

8.1.15. Seller has not received any written notice from any Governmental Authority of the violation of any Environmental Laws (as hereinafter defined). “Environmental Laws” means all laws or regulations which relate to the manufacture, processing, distribution, use or storage of Hazardous Materials (as hereinafter defined). “Hazardous Materials” shall mean:

(i) Those substances included within the definitions of “hazardous substances,” “hazardous materials,” “toxic substances,” or “solid waste” in the: Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42

U.S.C. § 9601 et. seq., as amended by the Superfund Amendments and Reauthorization Act or any equivalent state or local laws or ordinances; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. § 6901 et. seq., as amended by the Hazardous and Solid Waste Amendments of 1984, or any equivalent state or local laws or ordinances; the Federal Insecticide, Fungicide, and Rodenticide Act (“FIFRA”), 7 U.S.C. § 136 et. seq. or any equivalent state or local laws or ordinances; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801, et. seq.; the Emergency Planning and Community Right-to-Know Act (“EPCRA”), 42 U.S.C. § 11001 et. seq. or any equivalent state or local laws or ordinances; the Toxic Substance Control Act (“TSCA”), 15 U.S.C. § 2601 et. seq. or any equivalent state or local laws or ordinances; or the Occupational Safety and Health Act, 29 U.S.C. § 651 et. seq. or any equivalent state or local laws or ordinances;

(ii) Those substances listed in the United States Department of Transportation Table (49 CFR 172.101 and amendments thereto or by the Environmental Protection Agency (or any successor agency) as hazardous substances (40 CFR Part 302 and amendments thereto);

(iii) Any material waste or substance which is (A) designated as a “hazardous substance” pursuant to Section 311 of the Clean Water Act, 33 U.S.C. § 1251 et seq. (33 U.S.C. § 1321) or listed pursuant to Section 307 of the Clean Water Act (33 U.S.C. § 1317) or (B) radioactive materials; and

(iv) These substances included within the definitions of “hazardous substances”, “hazardous materials”, “toxic substances” or “solid waste” in the Hazardous Waste Management Act of 1978.

Attached hereto as Exhibit “F” is a list of all environmental reports and any written communications with the New York State Department of Environmental Conservation in Seller’s possession relating to the Property.

8.1.16. Seller has received no written notice of any new assessments or special assessments that have not been previously charged or placed of record with respect to the Property are pending, contemplated or threatened with respect to the Property Seller has received no written notice of any proceedings pending for the increase of the assessed valuation of the Property.

8.1.17. Except as set forth on Schedule “8.1.17”, there are no utility deposits posted by Seller with respect to the Property.

8.1.18. Except for the right of first refusal expressly described in Schedule “8.1.18”, which has been waived by the party(ies) benefitted thereby, there are no options to purchase or rights of first refusal to purchase the Project affecting or relating to the Project or any portion thereof.

8.1.19. No construction agreements, contracts or plans or any agreements, contract or plans relating to any current or proposed capital expenditures or repairs relating to the Property have been entered into on behalf of Seller which are currently in force and effect. Seller has not entered into any undertakings or commitments with any Governmental

Authority, which require the payment of money or the performance of any duty in connection with the ownership of the Property, which will be in effect as of Closing. Seller has not received any written notice from any Governmental Authority having jurisdiction over the Property or from any other person of and, to Seller’s knowledge, there does not exist any other obligation to any such Governmental Authority for the performance of any capital improvements or other work to be performed by Seller in or about the Property or donations of monies or land (other than general real estate taxes) which has not been completely performed and paid for, which will be in effect as of Closing.

8.1.20. Except for the building code violations set forth on Schedule 8.1.20, which are the responsibility of BJ’s Wholesale under the terms of its Lease, Seller has not received any written notice that the Property is in violation in any material respect of any federal, state or local governmental order, regulation, statute, code or ordinance (including, without limitation, The Americans With Disabilities Act and zoning laws, regulations and ordinances) dealing with the ownership, use, construction, operation, safety or maintenance thereof, which has not heretofore been cured.

8.1.21. As of the Effective Date, Seller has not received any written notice that the Property or any Tenant is in violation of any restriction, condition, or agreement contained in any easement, restrictive covenant, or similar instrument or agreement affecting title to the Property or any portion thereof.

8.1.22. To Seller’s knowledge, the Property Information delivered to Purchaser pursuant to Section 3.1 constitutes true, correct and complete copies of such Property Information in Seller’s possession.

8.1.23. As used in this Agreement, the term “Seller’s knowledge” means knowledge of Robert Masters and Jeremy Hill. Seller represents and warrants that Robert Masters and Jeremy Hill are the persons within Seller’s organization having the most comprehensive knowledge of the matters set forth in this Section 8.1. Such individuals shall have no personal liability under this Agreement or otherwise with respect to the Property.

8.2 Purchaser hereby warrants and represents for the sole, exclusive and limited benefit of Seller as of the Effective Date and as of the Closing, as follows:

(a) Purchaser is and will continue at all times to be until the Closing an entity, duly and validly existing in the state of its formation.

(b) The execution of this Agreement by Purchaser, the consummation of the transactions herein contemplated, and the execution and delivery of all documents to be executed and delivered by Purchaser, have been or will be, prior to the Closing, duly authorized by all requisite action on the part of Purchaser and this Agreement has been, and all documents to be delivered by Purchaser pursuant to this Agreement, will be, duly executed and delivered by Purchaser and is or will be, as the case may be, binding upon and enforceable against Purchaser in accordance with their respective terms;

(c) Neither the execution of this Agreement nor the carrying out by Purchaser of the transactions contemplated herein will result in any violation of or be in conflict with the instruments pursuant to which Purchaser was organized and/or operates, or any applicable law, rule or regulation of any Governmental Authority, or of any instrument or agreement to which Purchaser is a party and no consent or approval of any third party is required for the execution of this Agreement by Purchaser or the carrying out by Purchaser of the transactions contemplated herein.

8.3 Office of Foreign Asset Control and Anti-Money Laundering:

(a) Seller and Purchaser each represents and warrants to the other that: (i) they are not acting, directly or indirectly, for or on behalf of any person, group, entity or nation listed by the United States Treasury Department as a Specially Designated National and Blocked Person (“SDN List”), or for or on behalf of any person, group, entity or nation designated in Presidential Executive Order 13224 as a person who commits, threatens to commit, or supports terrorism; and (ii) they are not engaged in this transaction directly or indirectly on behalf of, or facilitating this transaction directly or indirectly on behalf of, any such person, group, entity or nation.

(b) Seller and Purchaser each represents and warrants to the other that they are not a person and/or entity with whom United States Persons are restricted from doing business under the International Emergency Economic Powers Act, 50 U.S.C. §1701 et seq.; the Trading with the Enemy Act, 50 U.S.C. App. §5; any executive orders promulgated thereunder; any implementing regulations promulgated thereunder by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) (including those persons and/or entities named on the SDN List); or any other applicable law of the United States.

(c) Seller and Purchaser each represents and warrants to the other that no person and/or entity who is named on the SDN List has any direct interest in Seller or Purchaser with the result that the direct investment in Seller or Purchaser is prohibited by any applicable law of the United States.

(d) Seller and Purchaser each represents and warrants to the other that none of the funds of Seller and Purchaser have been derived from any unlawful activity with the result that the direct investment in Seller or Purchaser is prohibited by applicable law of the United States.

(e) Seller and Purchaser each represents and warrants to the other that they are not in violation of the U.S. Federal Bank Secrecy Act, as amended by Title III (the “International Money Laundering Abatement and Financial Anti-Terrorism Act”) of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”), Public Law 107-56; its implementing regulations promulgated by the U.S. Department of Treasury Financial Crimes Enforcement Network (“FinCEN”) (31 CFR Part 103); or any other anti-money laundering law of the United States.

(f) Seller and Purchaser each agree that in the event of a breach of this Section 8.3 or any applicable law relating to the subject of this Section 8.3, the non-breaching party may take such action as may be necessary in order to comply with this provision and/or the applicable law, including, but not limited to, terminating this Agreement.

For purposes of this Section 8.3, Purchaser’s representations and warranties as they relate to its investors is based on information provided by its U.S. broker dealer network in connection with the normal and customary investor screening practices used by its U.S. broker dealer network. Purchaser has and will continue to rely exclusively on its U.S. broker dealer network to implement the normal and customary investor screening practices mandated by applicable law and FINRA regulations.

8.4 Between the Effective Date and the Closing, if any representation or warranty contained in Section 8.1 or 8.2 shall fail to be true and correct then the party making such representation and warranty shall promptly notify the other party; provided, however, that any liability and/or remedy to the injured party as a result thereof, if any, shall be strictly subject to the provisions of Section 16 herein.

Section 9. Operation of Property Prior to Closing; Exclusivity.

9.1 From the Effective Date until the Closing or sooner termination of this Agreement, Seller covenants as follows: (a) Seller shall continue to operate the Project in the manner in which it presently operates the Project; (b) Seller will maintain the existing insurance covering the Property or if any of such policies is expiring such policies shall be replaced with new policies containing the same coverage; (c) Seller will not remove any of the Fixtures unless it replaces the same with Fixtures of the same quality; (d) subject to the terms of Section 9.6 below, Seller will continue to maintain the Project in its present order and condition, reasonable wear and tear excepted, make all necessary repairs and replacements thereto and deliver the Project at the Closing in substantially the same condition it is in on the Effective Date, reasonable wear and tear and damage by fire or other casualty excepted; (e) Seller will give prompt written notice to Purchaser of any fire or other casualty affecting the Property after the Effective Date; (f) Seller will deliver to Purchaser, promptly after receipt by Seller, a copy of (i) all current written default and other material notices to and from Tenants; (ii) all current written default and other material notices from the service providers under any Contracts; and (iii) all written notices of any Violations and any other material notices received from any Governmental Authority with respect to the Property; (g) Seller shall not alter, amend or become a party to any new Contract unless the Contract is terminable within thirty (30) days after the Closing of the Project and such termination can occur without penalty or other cost to Purchaser, without Purchaser’s prior written consent, which Purchaser may withhold in its sole and absolute discretion; (h) without the prior written approval of Purchaser in accordance with Section 9.3 below, Seller shall not terminate the Lease of any Key Tenant (as defined in Exhibit “D-2” hereto) without Purchaser’s prior written consent; (i) Seller will not apply any security deposits held by Seller under any of the Leases except in connection with the termination of a Lease due to a material default by the Tenant thereunder; (j) Seller shall perform its obligations under all Leases and all Must Assume Contracts; (k) Seller shall not settle any condemnation claim or insurance casualty claim without Purchaser’s prior written consent not to be unreasonably withheld or delayed; and (l) Seller shall promptly notify Purchaser if Seller receives notice or knowledge of any information that would result in a misrepresentation under Section 8.1 hereof; provided, however, that any liability and/or remedy to the injured party as a result thereof, if any, shall be strictly subject to the provisions of Section 16 herein; and (m) if requested by Purchaser, Seller shall reasonably endeavor and assist with Purchaser’s request to obtain subordination, non-disturbance and attornment agreements (“SNDAs”) from the Tenants pursuant to the Leases in the form provided by Purchaser or on the controlling form of such Lease; provided that (x) the receipt of the SNDAs by Purchaser shall not be a condition to Closing, and (y) the failure to receive the SNDAs shall not constitute a default by Seller hereunder or closing deliverable hereunder.

9.2 Seller covenants on or prior to the Closing to pay or satisfy (or credit to Purchaser as provided in Section 14.1.7 hereof) all commissions or referral fees with respect to all Leases listed on Schedule “1.5” hereto for the current term of any Leases. Except as otherwise provided in Section 25 hereof with respect to Leases of Suite L and Suite G5, any commission or referral fee with respect to any Lease entered into after the Effective Date with the consent of Purchaser pursuant to the provisions of Section 9.3 hereof, and any commission or referral fee with respect to any subsequent Lease term under any existing Lease, shall be the sole responsibility of Purchaser from and after Closing. The provisions of this Section shall survive Closing.

9.3 From the Effective Date until the Closing or sooner termination of this Agreement, Seller shall not enter into any new Lease without the prior written approval of Purchaser (which shall not be unreasonably withheld, delayed or conditioned) nor shall it renew, amend, modify, extend or terminate any Lease or grant any new rent abatement or concessions to existing tenants without the prior written approval of Purchaser (which shall not be unreasonably withheld, delayed or conditioned). Seller shall notify Purchaser of any proposed amendment, modification or termination of a Lease or any proposed new Lease in writing, including the identity of the proposed tenant, together with a summary of the terms thereof in reasonable detail, and Purchaser shall notify Seller in writing within five (5) business days of receipt of its consent thereto or of any objections thereto together with the reasons therefor. In the event Purchaser shall not notify Seller whether or not Purchaser consents to any such amendment, modification or termination of a Lease or any such new Lease within five (5) business days following Purchaser’s receipt of Seller’s notification thereof, such amendment, modification or termination of a Lease or such new Lease shall be deemed approved by Purchaser. From the Effective Date until the Closing, Seller will not consent to any request by a Tenant for permission to assign its Lease or sublet its leased premises (or any part thereof) to the extent Seller, as landlord, has the right to approve or consent to such assignment or subletting without obtaining Purchaser’s prior written consent thereto, which consent shall not be unreasonably withheld, conditioned or delayed.

9.4 From the Effective Date until the Closing Seller shall not enter into any construction contract, architectural agreement, or other similar agreement relating to the design, development or construction of any tenant improvements or other improvements to the Property without the prior written approval of Purchaser (which shall not be unreasonably withheld, delayed, or conditioned).

9.5 Within five (5) day after the Effective Date, Purchaser will advise Seller in writing of any Contracts which Purchaser requires that Seller terminate prior to Closing, except for any Must-Assume Contracts; provided that in any event Seller shall terminate any existing management and leasing agreement(s) with respect to the Project on or before the Closing Date and provided that Purchaser agrees that Seller shall have at least thirty (30) days to terminate any Contract, in the event that, if such Contracts still have an unfinished period to run before termination as of the Closing Date (i.e., since any Contract termination period has not then expired notwithstanding Seller having delivered such termination notice), then Purchaser shall credit Seller at Closing monthly charges under such Contracts which are applicable, on a pro rata basis, to the period of time (but in no event for a period more than 30 days) after the Closing prior to such Contracts’ termination. Seller shall be responsible for any termination fees or charges incurred in connection with any Contracts which Purchaser does not elect and is not required to assume at Closing. Purchaser shall be responsible for any termination fees or charges incurred in connection with the termination of any Must-Assume Contracts.

9.6 Prior to the Closing, Seller shall repair all damages to the Property caused by Hurricane Sandy, except to the extent that any such repairs are the responsibility of the Tenants under the terms of the Leases.

9.7 From the Effective Date until the Closing or sooner termination of this Agreement, Seller agrees that neither Seller nor any agent, partner or subsidiary or affiliate of Seller shall be permitted to enter into agreements to sell the Property.

Section 10. Conditions to Obligations to Close. The obligations of Purchaser to consummate the transactions contemplated herein shall be subject to the fulfillment of the following conditions (“Purchaser’s Conditions”), any of which may be waived by Purchaser in its sole and absolute discretion:

10.1 The representations and warranties of Seller made herein shall be true and correct in all material respects when made, and there shall not have occurred changes in any such representations or warranties prior to Closing which, together with any adverse matters disclosed in the REA Estoppel referred to in Section 10.5 below and in the Estoppel Certificates referred to in Section 11.2, are reasonably anticipated to have an adverse economic impact, in the aggregate, which would exceed the Floor (as defined in Section 16 herein).

10.2 Seller shall have performed and complied with all material covenants and agreements made herein and Seller shall have delivered to the Title Company all of the closing documents required pursuant to Section 11.1 hereof.

10.3 Purchaser’s receipt of the Required Tenant Executed Estoppels (as hereinafter defined) or Seller Estoppel Certificates, if applicable, pursuant to Section 11.2.

10.4 Delivery of possession of the Property to Purchaser subject only to the Permitted Exceptions.

10.5 Receipt of an executed estoppel certificate in the form attached as Exhibit “C-7” hereto and made a part hereof from the party named therein, or in such other form as required pursuant to the terms of the REA referenced therein, and indicating no defaults or disputes which, together with any adverse changes in the representations and warranties of Seller as referenced in Section 10.1 above and adverse matters disclosed in the Estoppel Certificates referred to in Section 11.2, are reasonably anticipated to have an adverse economic impact, in the aggregate, which would exceed the Floor (the “REA Estoppel”).

10.6 As of the Closing Date, except for Tenants leasing not more than 2,800 square feet of gross leasable area in the aggregate, (a) no Tenants shall have (i) filed a petition in bankruptcy, (ii) been adjudicated insolvent or bankrupt, (iii) petitioned a court for the appointment of any receiver of or trustee for it or any substantial part of its property, (iv) commenced any proceeding under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, (v) become the subject of an involuntary bankruptcy petition, (vi) vacated its leased premises, or (vii) had its Lease terminated; (b) there shall not have been commenced and be pending against any Tenant any proceeding of the nature described in subparagraph (a) of this subsection; and (c) no order for relief shall have been entered with respect to any Tenant.

10.7 Delivery to Purchaser of evidence that any existing management agreement and/or leasing agreement entered into by Seller with respect to the Property has been terminated.

10.8 Delivery to Purchaser of copies of any existing warranties for the Property.

10.9 The execution by the New York City Economic Development Corporation and Seller of a Second Modification of Covenants and Restrictions in the form attached to that certain letter dated October 9, 2012 from the New York City Economic Development Corporation to the Seller, a copy of which letter is attached hereto as Schedule “10.9”, and the delivery of such Second Modification to the Title Company for recording in connection with the Closing.

10.10 Satisfaction of the additional conditions set forth on Schedule “10.10” attached hereto.

In the event any of the Purchaser’s Conditions shall not be satisfied as of the Closing Date, subject to Seller’s rights to extend the Closing Date pursuant to the final sentence of this paragraph, Purchaser shall have the right, at Purchaser’s sole discretion, (i) to adjourn the Closing Date by giving written notice to Seller in order to allow Seller additional time to satisfy Purchaser’s Conditions, or (ii) to terminate this Agreement by giving written notice to Seller and receive a return of the Deposit and any amount owing under Section 16 hereof, whereupon neither party shall have any further rights or obligations hereunder except for any provisions of this Agreement that expressly survive termination, or (iii) to obtain specific performance of Seller’s performance of Seller’s obligations under this Agreement in accordance with and subject to the terms of Section 16.2 hereof, in the case of a failure of Seller to deliver to the Title Company all of the closing documents required pursuant to Section 11.1 below, or (iv) to waive such condition. In the event that Purchaser elects to adjourn the Closing Date as provided herein, subject to the following sentence, and in the event any of Purchaser’s Conditions shall remain unsatisfied at the end of such adjournment, Purchaser shall have the right at Purchaser’s sole discretion and without limiting any other right or remedy of Purchaser, to terminate this Agreement pursuant to item (ii) of the preceding sentence or to waive such condition. Notwithstanding the foregoing or anything herein to the contrary, prior to Purchaser’s right to either terminate the Agreement in accordance with this paragraph, in the event any of the Purchaser’s Conditions shall not be satisfied as of the Closing Date, Seller shall have the right, in Seller’s sole discretion, to adjourn the Closing Date one or more times, but no more than thirty (30) days in the aggregate, by giving written notice to Purchaser, in order to allow Seller additional time to satisfy such Purchaser’s Conditions.

Section 11. Closing Documents.

11.1 At the Closing, Seller shall deliver the following documents to the Title Company except for the Leases, Contracts and materials referred to in Section 11.1.13, as to which delivery at Closing shall be coordinated with Purchaser:

11.1.1. a bargain and sale deed executed by Seller and acknowledged by a notary public and in proper form for recording conveying fee title to the Property to Purchaser subject only to the Permitted Exceptions;

11.1.2. a certified schedule executed by Seller in the form of the Lease Schedule attached hereto as Schedule “1.5” updating and recertifying the information set forth in the Lease Schedule attached hereto as Schedule “1.5”, including the rent roll for the Property, updated to the date and time of Closing and certified by Seller to be complete and accurate in all material respects to the best of Seller’s knowledge;

11.1.3. assignments of Seller’s interest in all the Leases in the form of Exhibit “C-1” attached hereto and made a part hereof executed by Seller;

11.1.4. a notice to all Tenants advising them of the transfer of title to the Property in the form of Exhibit “C-2” attached hereto and made a part hereof executed by Seller;

11.1.5. bill of sale in the form of Exhibit “C-3” attached hereto and made a part hereof executed by Seller;

11.1.6. an assignment transferring Seller’s right, title and interest in and to Warranties, Approvals and Intangibles, if any, in the form of Exhibit “C-4” attached hereto and made a part hereof executed by Seller;

11.1.7. a FIRPTA Affidavit executed by Seller stating that Seller is not a foreign person (as defined in Section 1445 of the Internal Revenue Code of 1986, as amended, and the Regulations promulgated thereunder);

11.1.8. an assignment of the Contracts (other than those that Purchaser has elected not to assume), in the form of Exhibit “C-5” attached hereto and made a part hereof executed by Seller;

11.1.9. a notice letter in the form of Exhibit “C-6” attached hereto and made a part hereof executed by Seller to each vendor under a Contract being assigned advising the vendor of the transfer of the Property and the assignment and assumption of the applicable Contract with stamped addressed envelopes and completed certified mail return receipt cards;

11.1.10. a closing statement setting forth the Purchase Price and all closing credits and adjustments expressly provided for in this Agreement (“Closing Statement”) executed by Seller;

11.1.11. such authorization documentation of each party comprising Seller and such other instruments and documents executed by Seller (including without limitation, an owner’s title affidavit and gap indemnity) as shall be reasonably required by the Title Company to consummate this transaction;

11.1.12. subject to the terms of Section 4.1.1 hereof, a title affidavit and customary “gap indemnity” executed by Seller containing the minimum representations and agreements which the Title Company shall reasonably require in order to issue the Title Policy free of Seller’s Required Removal Items;

11.1.13. the fully executed Second Modification of Covenants and Restrictions referenced in Section 10.9 above;

11.1.14. Seller’s certification that it has completed the repairs identified on PetSmart’s Warranty List dated August 28, 2012;

11.1.15. such other instruments and documents which shall be necessary in connection with the transaction contemplated herein and which do not impose, create, or potentially create any liability or expense upon Seller not expressly required under this Agreement; and

11.1.16. to the extent not previously delivered by Seller to Purchaser, the Tenant Executed Estoppels, the REA Estoppel and any other documents contemplated by Section 10; and to the extent not previously delivered by Seller to Purchaser, (a) records and files which are in Seller’s possession or control relating to the current operation and maintenance of the Project, including, without limitation, current tax bills, current water, sewer, utility and fuel bills, payroll records, billing records for Tenants, repair and maintenance records and the like which affect or relate to the Project, (b) all documents necessary to conduct 2012 Tenant reconciliations as described in Section 14 hereof, including, without limitation, a CAM reconciliation for the period from January 1, 2012 to the Closing Date, (c) all architectural and engineering plans and specifications relating to the Property in Seller’s possession or control, and (d) all original Leases and Contracts, Approvals, and Warranties. Seller’s obligation to provide the files and materials listed herein shall survive the Closing.

Seller and Purchaser shall cooperate in preparing the Closing Statement, beginning no less than three (3) business days prior to the Closing Date.

11.2 Seller shall diligently and in good faith endeavor to obtain and deliver to Purchaser estoppel certificates dated not sooner than within thirty (30) days of the Closing Date in the form of Exhibit “D-1” attached hereto and made a part hereof (or in such form as may be prescribed under any Lease or in the form required by any Tenant’s lease, provided same are certified to Purchaser, Purchaser’s lender and their respective successors and assigns) (“Estoppel Certificate”) duly executed by each of the Tenants of the Property. Estoppel Certificates in the form described above executed by Tenants and that (1) are dated not sooner than within thirty (30) days of the Closing Date, (2) have all blanks completed or marked not applicable, as appropriate, (3) have all exhibits completed and attached, as applicable, (4) do not indicate: (x) any material discrepancy from the Rent Roll or Leases, (y) any Lease amendment that was not previously provided by Seller to Purchaser pursuant to Section 3.1, or (z) any adverse claim or landlord default which, together with any adverse changes referenced in Section 10.1, any adverse matters referred to in Section 10.5, and any adverse matters disclosed in other Estoppel Certificates, is reasonably anticipated to have an adverse economic impact, in the aggregate, which would exceed the Floor (items (1)-(4) being collectively referred to herein as the “Estoppel Requirements”) are herein referred to as the “Tenant Executed Estoppels,” it being agreed that the inclusion of qualifications as to knowledge shall not cause any Estoppel Certificate to be non-compliant. Claims of any Tenant set forth in any Estoppel Certificate shall not be deemed (alone or in combination with other matters), to cause such Estoppel Certificate not to be a Tenant Executed Estoppel unless the facts underlying such claims are materially inconsistent with Seller’s representations or agreements under this Agreement. Without limiting the generality of the foregoing sentence, an Estoppel Certificate shall be a Tenant Executed Estoppel notwithstanding that such Estoppel Certificate may contain claims that are based on (i) facts disclosed in writing to Purchaser prior to Purchaser’s execution of this Agreement or (ii) an assertion by any Tenant that there are amounts due from Seller to such Tenant allocable to periods prior to the Closing and for which amounts Seller has advised Purchaser prior to the Closing, without being under any obligation to do so, that it shall pay at or prior to Closing. It shall be a condition to Purchaser’s obligation to purchase the Property that Seller shall have obtained Tenant Executed Estoppels from (i) all Tenants listed on Exhibit “D-2” annexed hereto (the “Key Tenants”) and (ii) Tenants leasing at least seventy-five (75%) of the square footage of the leased portion of the remainder of the Project (after subtracting the square footage leased by the Key Tenants) (collectively, the “Required Tenant Executed Estoppels”) by the Closing. In the event that Seller is unable to obtain the Required Tenant Executed Estoppels prior to the scheduled date for Closing, Seller shall have the right to extend the Closing Date for up to thirty (30) days in the aggregate to obtain such Tenant Executed Estoppels. In addition, Seller shall have the option, but in no event shall be under any obligation, to deliver an Estoppel Certificate executed by Seller that satisfies the Estoppel Requirements (a “Seller Estoppel Certificate”) for each Lease, other than the Leases of the Key Tenants, for which Seller does not obtain a Tenant Executed Estoppel, and Purchaser agrees to accept same in the place of Tenant Executed Estoppels with respect to Tenants leasing up to fifty percent (50%) of the square footage in the Center not leased by the Key Tenants. Notwithstanding the foregoing, if, subsequently, Purchaser receives a Tenant Executed Estoppel for which Seller had previously delivered a Seller Estoppel Certificate, Seller shall be released from any liability in regards to its Seller Estoppel Certificate, it being acknowledged that thereafter such Tenant Executed Estoppel shall replace such Seller Estoppel Certificate. In the event that Seller fails to extend the Closing Date as permitted hereunder to obtain the Required Tenant Executed Estoppels or fails, after exercising such thirty (30) day extension, to satisfy the requirements of this Section 11.2, Purchaser shall have the right to (x) terminate this Agreement by giving written notice of termination to Seller, whereupon (A) Purchaser shall receive a full return of the Deposit, and (B) except for obligations that this Agreement expressly states survive termination, neither party shall have any further rights against the other hereunder, or (y) adjourn the Closing Date for a period not exceeding thirty (30) days by giving written notice to Seller in order to allow Seller additional time to obtain the Required Tenant Executed Estoppels. Seller agrees to forward any Tenant Executed Estoppels received by Seller from a Tenant to Purchaser promptly after Seller’s receipt of same.

11.3 At the Closing, Purchaser shall deliver the following documents in addition to payment of the balance of the Purchase Price:

11.3.1. evidence reasonably satisfactory to Seller of Purchaser’s authority to execute and deliver this Agreement and the documents to be delivered by it pursuant thereto;

11.3.2. an instrument of assumption of all of Seller’s obligations under the Leases in the form of Exhibit “C-1” executed by Purchaser;

11.3.3. an instrument of assumption of all of Seller’s obligations under those Contracts being assumed by Purchaser, in the form of Exhibit “C-5” executed by Purchaser;

11.3.4. the Closing Statement executed by Purchaser; and

11.3.5. such other instruments or documents which shall be necessary in connection with the transaction herein contemplated and which do not impose, create, or potentially create any liability or expense upon Purchaser not expressly required under this Agreement, including any transfer tax forms.

The acceptance of the Deed by Purchaser shall be deemed to be full performance and discharge of any and all obligations on the part of Seller to be performed pursuant to the provisions of this Agreement, except where such agreements and obligations are specifically stated to survive.

11.4 With respect to the $2,500,000 letter of credit delivered by BJ’s Wholesale Club, Inc. to Seller under its Lease, Seller will deliver to Purchaser at Closing the original letter of credit and an executed counterpart of the related transfer request form, directing the issuer of such letter of credit to transfer such letter of credit to Purchaser in the full amount thereof. In addition, following the Closing, upon the request of Purchaser, Seller will execute and deliver any supplemental documents required by the issuer of such letter of credit in order to transfer such letter of credit to Purchaser, provided any such additional documents do not impose any additional liability or expense upon Seller.

Section 12. Brokerage. Each of Seller and Purchaser represents and warrants to the other that no brokers, finders or other parties have been involved with it in this transaction except HFF, LP (“Broker”). Seller shall pay a commission to Broker with respect to the transaction contemplated herein pursuant to a separate written agreement between Seller and Broker and shall indemnify, defend and hold Purchaser harmless against any costs, claims or expenses, including reasonable attorneys’ fees, arising out of any claim by Broker for such commission. Seller and Purchaser shall indemnify, defend and hold harmless the other against any costs, claims or expenses, including reasonable attorneys’ fees, arising out of the breach of their respective representations and/or agreements hereunder. The provisions of this Section shall survive the Closing.

Section 13. Notices. All notices or other communications hereunder to either party shall be (i) in writing and shall be deemed to be given on the earlier to occur of (a) actual receipt, (b) the date of electronic or facsimile transmission in the case of delivery by facsimile or electronic mail (provided that the original thereof shall be promptly sent by overnight courier for next business day delivery), (c) the following business day after the date of delivery to a nationally recognized overnight courier service, or (d) the third business day after deposit of both the original and copy as provided below in a regularly maintained receptacle for the United States mail, by registered or certified mail, return receipt requested, postage prepaid, addressed as provided hereinafter, and (ii) addressed:

If to Purchaser:	Series D, LLC
c/o Cole Real Estate Investments
2325 E. Camelback Road, Suite 1100
Phoenix, Arizona 85016
Attention: Legal Department-Real Estate
Facsimile Number: 480-449-7012
E-mail: Jpons@colecapital.com

With a copy to:	Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, Georgia 30326
Attention: Andrew C. Williams, Esq.
Facsimile Number: 404-365-9532
E-mail: Awilliams@mmmlaw.com

If to Seller:	Canarsie Plaza LLC
c/o Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, New York 10605
Attention: Robert Masters, General Counsel
Facsimile Number: 914-428-2380
E-mail: rmasters@acadiarealty.com

The time period within which a response to any notice or request must be given, if any, shall commence to run from the date of actual receipt of such notice, request, or other communication by the addressee thereof. The above address may be changed by written notice to the other party; provided that no notice of a change of address, facsimile number or e-mail address shall be effective until actual receipt of such notice. Copies of notices are for informational purposes only, and a failure to give or receive copies of any notice shall not be deemed a failure to give notice.

Section 14. Prorations and Costs.

14.1 Prorations. Purchaser and Seller shall apportion as of midnight of the day preceding the Closing, the items hereinafter set forth. Any errors or omissions in computing apportionments at Closing shall be promptly corrected. The obligations set forth in this Section 14 shall survive the Closing. The items to be adjusted are:

14.1.1. City ad valorem taxes and other assessments for the tax year in which the Closing occurs.

14.1.2. all base rent, percentage rent and additional rent and similar charges to the extent collected by Seller. Any base rent, percentage rent, additional rent or other charges received from a Tenant after the Closing shall be applied in the following order of priority:

1. First, to the rents owing for the calendar month in which the Closing occurred;

2. Second, to any rents then owing for any calendar month or months following the calendar month in which the Closing occurred; and

3. Third, to rents owing for any calendar month or months preceding the calendar month in which the Closing occurred until the Tenant, under the applicable Lease, is current.

For a period of six (6) months after the Closing, Purchaser shall bill Tenants for all amounts due under their Leases accruing prior to the Closing (including, without limitation, base rent, additional rent, percentage rent or other Tenant charges for the year 2012) and shall use reasonable efforts to collect from Tenants any base rent, additional rent, percentage rent or other Tenant charges owing with respect to the period prior to the Closing. To the extent delinquent amounts for base rents, additional rents, percentage rents and other tenant charges for the period prior to the Closing (“Delinquent Rents”) are collected by Purchaser, subject to clauses 1, 2 and 3 above, such amounts, net of reasonable costs of collection, including without limitation, reasonable attorney’s fees, shall be paid to Seller no later than ten (10) business days following the date on which such amounts have been received by Purchaser or its agent. Purchaser shall not be obligated to expend any funds or commence legal proceedings to collect any Delinquent Rents. In no event shall Seller commence or pursue any legal proceedings against any Tenant after the Closing other than actions against Key Tenants for non-payment of rent. Any such action must be commenced within sixty (60) days after Closing, and Seller shall not have the right to seek eviction. Further, in the event Seller commences any such action and the applicable Tenant names Purchaser as a third party defendant or otherwise causes Purchaser to be named in any such action, Seller shall indemnify and defend Purchaser from such claims except with respect to any claims asserted by such Tenant relating to matters arising after the Closing.

At Closing, percentage rents shall be separately apportioned based on the percentage rents actually collected by Seller. Such apportionment shall be made separately for each Tenant who is obligated to pay percentage rent on the basis of the fiscal year set forth in the Tenant’s Lease for the determination and payment of percentage rent. Any percentage rent received from a Tenant after the Closing shall be applied as follows: (a) Purchaser shall be entitled to a prorata portion of such percentage rent payment based on the number of days within the applicable percentage rent fiscal year period that Purchaser owned the Project and (b) Seller shall be entitled to a prorata portion of such percentage rent payment based on the number of days within the applicable percentage rent period that Seller owned the Project.

No later than one (1) year after the Closing Date (the “Final Adjustment Date”), Seller and Purchaser shall make a final adjustment in accordance with the provisions of this Section 14.1 of percentage rent and other items of additional rents for which final adjustments or prorations could not be determined at the Closing, if any, because of the lack of actual statements, bills or invoices for the current period, the year end adjustment of common area maintenance, taxes and like items, the unavailability of final sales figures or amounts for percentage rent or any other reason. Except to the extent otherwise provided in Section 14.1.3, any net adjustment in favor of Purchaser or Seller is to be paid in cash by the other no later than ten (10) business days after such final adjustment has been made.

14.1.3. To the extent Tenants pay monthly estimates of common area maintenance charges, central plant charges, taxes and similar expenses (collectively, “Charges”) with an adjustment at the end of each fiscal year applicable to Charges, they shall be prorated in accordance with this Section. Until the adjustment described in this Section is made, all amounts received by Seller as interim payments of Charges before the Closing Date shall be retained by Seller, except that all interim payments received by either party for the month in which the Closing Date occurs shall be prorated as between Seller and Purchaser based upon the number of days in that month and the party receiving the interim payment shall remit to (if received on or after the Closing Date) or credit (if received before the Closing Date) the other party its proportionate share. All amounts received by Purchaser as interim payments of Charges on or after the Closing Date shall be retained by Purchaser until year end adjustment and determination of Seller’s allocable share thereof except to the extent provided in Section 14.1.2 above. No later than the Final Adjustment Date, Seller’s allocable share of actual Charges for Leases in effect as of the Closing Date shall be determined by multiplying the total payments due from each Tenant for such fiscal year (the sum of estimated payments plus or minus year end adjustments) by a fraction, the numerator of which is Seller’s actual cost of providing common area maintenance services and taxes (as the case may be) prior to the Closing Date (within that portion of the fiscal year prior to the Closing Date in which the applicable Lease is in effect), and the denominator of which is the cost of providing such services and paying such taxes for the entire fiscal year (or that portion of the fiscal year in which the applicable Lease is in effect). If, on the basis of amounts actually incurred and the estimated payments received by Seller, Seller has retained amounts in excess of its allocable share, it shall remit, within thirty (30) days after notice from Purchaser of the excess owed Purchaser, such excess to Purchaser. If, on the basis of the foregoing amounts, Seller has retained less than its allocable share (the “Seller Shortfall”), Purchaser shall use reasonable efforts for a period of ninety (90) days after the Final Adjustment Date to collect the Seller Shortfall from the Tenants of the Property and, to the extent collected by Purchaser, Purchaser shall promptly remit the Seller Shortfall, net of reasonable costs of collection, including without limitation, reasonable attorney’s fees, to Seller. Purchaser shall not be obligated to expend any funds or commence legal proceedings to collect any Seller Shortfall. In no event shall Seller commence any legal proceedings against any Tenant after the Closing with respect to any Seller Shortfall.

In the event there is a dispute with any Tenant relating to Charges billed by Seller relating to the period prior to the Closing Date, Seller shall be responsible for resolving such dispute with such Tenant and, if it is determined that credits are due to such Tenant with respect to such charges, Seller shall remit such amount either to the Purchaser or directly to the Tenant within ten (10) days after determination thereof. In the event there is a dispute with any Tenant relating to Charges billed by Purchaser relating to the period after the Closing Date, Purchaser shall be responsible for resolving such dispute with such Tenant and, if it is determined that credits are due to such Tenant with respect to such charges, Purchaser shall remit such amount to the Tenant within ten (10) days after determination thereof.

Notwithstanding anything to the contrary provided in the preceding paragraph, Seller shall be entitled to receive and retain all reconciliation payments made by Tenants with respect to Charges for the calendar years preceding the calendar year of Closing, and shall be responsible for any amounts owed to Tenants in connection with the final reconciliation of Charges for such prior calendar years. If any such reconciliation payment with respect to Charges for a calendar year preceding the year in which the Closing occurs is received by Purchaser after the Closing, Purchaser shall remit such payment to Seller within ten (10) business days after receipt. If any Tenant which is owed a refund with respect to Charges for a calendar year preceding the calendar year of Closing deducts or sets off such amount against rents or other charges owed by such Tenant after the Closing, Seller shall remit such amount to Purchaser promptly following the occurrence of such set off or deduction.

14.1.4. All other income and all operating expenses of the Project for the assumed Contracts and public utility charges and charges and/or payments under the REAs with respect to the Project shall be prorated at the Closing effective as of the Closing Date, and appropriate cash adjustments shall be made by Purchaser and Seller. Seller and Purchaser shall cooperate to arrange for final utility readings as close to the Closing Date as possible and the issuance of a final bill to Seller with Purchaser being designated the billing party in lieu of Seller for all utilities that may be in the name of Seller from and after the Closing Date. Notwithstanding anything herein to the contrary, the management agreement and leasing agreement, if any, for the Property shall be terminated as of the Closing date and there shall be no apportionment of any fees or charges thereunder.

14.1.5. At Closing, any prepaid rents and security deposits under the Leases (together with any interest accrued thereon) shall be transferred to Purchaser either directly or by way of a credit in favor of Purchaser.

14.1.6. If, at Closing, the Property or any part thereof shall have been affected by an assessment or assessments, which are or may become payable in annual installments, of which the first installment is then a charge or lien, then for the purposes of this Agreement, all the unpaid installments of any such assessment due and payable in calendar years prior to the year in which the Closing occurs shall be paid by Seller and all installments becoming due and payable after the Closing shall be assumed and paid by Purchaser, except, however, that any installments which are due and payable in the calendar year in which the Closing occurs shall be adjusted pro rata. However, if such an assessment or assessments shall be due in one lump sum payment, then to the extent such assessment(s) is for improvements in place as of the date of this Agreement, then such assessment(s) shall be paid by Seller but if such assessment(s) is for improvements to be made subsequent to the date of Closing, then the same shall be paid by Purchaser.

14.1.7. All unpaid tenant improvement costs or allowances, free rent periods or rental abatements, concessions and other inducements and all brokerage commissions relating to the Leases listed on Schedule “1.5” hereto with respect to the current term of any Leases and space demised to such Tenants as of the date hereof, and any amounts owing by Seller hereunder or pursuant to Section 9.2 hereof, shall be the obligation of Seller. Except as provided in Section 25 hereof with respect to Leases of Suite L and Suite G5, Purchaser shall be responsible for all tenant improvement costs or allowances, free rent periods or rental abatements, concessions and other inducements and all brokerage commissions relating to any Leases entered into after the Effective Date with the approval of Purchaser, as well as all tenant improvement costs or allowances, free rent periods or rental abatements, concessions and other inducements and brokerage commissions relating to or arising from any renewal, expansion, or extension of any of the existing Leases listed on Schedule “1.5” hereto. Seller’s obligations described in this Section either (i) shall be paid at Closing (or paid when due if sooner) by Seller with evidence of payment delivered to Purchaser at Closing, or (ii) Purchaser shall receive a credit against the Purchase Price for any such amount(s) not paid.

14.1.8. At Closing, Purchaser shall receive a credit against the Purchase Price for (i) amounts paid to Seller by Tenants, merchants and other associations for promotional funds, and other similar contributions or payments, if any and (ii) all funds held by Seller with respect to outstanding gift certificates, if any.

14.2 Purchaser’s Costs. Purchaser will pay:

14.2.1. The fees and disbursements of Purchaser’s counsel, inspecting architect, engineer, environmental consultant and other consultants, if any;

14.2.2. Any closing escrow fees of the Title Company;

14.2.3. The cost of the Title Commitment and the Title Policy, including any search and exam fees, as well as the cost of all endorsements thereto ;

14.2.4. Any costs relating to any financing obtained by Purchaser (including, without limitation, any mortgage taxes and any additional title premiums resulting from obtaining a loan title policy);

14.2.5. The cost of the Survey; and

14.2.6. Recording fees (other than the cost of recording any releases that Seller is required or has agreed to remove in accordance with this Agreement).

14.3 Seller’s Costs. Seller will pay:

14.3.1. The fees and disbursements of Seller’s counsel;

14.3.2. The cost of releasing all liens, judgments and other encumbrances that Seller has agreed to or is required to remove in accordance with this Agreement; and

14.3.3. Any transfer taxes relating to the conveyance of the Property to Purchaser.

Section 15. Damage or Destruction Prior to Closing and Condemnation.

15.1 If prior to the Closing the Property is damaged or destroyed but not materially damaged or destroyed, by fire or other casualty, Purchaser shall nonetheless be required to perform this Agreement and shall be entitled to the casualty insurance proceeds payable with respect thereto (including without limitation any business income, rent loss or like insurance proceeds relating to Property income lost or abated for periods following Closing (such lost or abated income, the “Lost Income”)) under the policies of insurance maintained by Seller (collectively, the “Insurance Proceeds”) and to a credit against the Purchase Price in an amount equal to the deductible under any insurance policy maintained by the Seller which covers such damage or destruction, but without any further reduction or credit against the Purchase Price. If the Property is materially damaged or destroyed by fire or other casualty, Purchaser may terminate this Agreement on written notice to Seller given within ten (10) business days after receiving notice of the occurrence of such fire or casualty. If Purchaser shall exercise such option to terminate, the Purchaser shall receive a full refund of the Deposit and except for obligations that this Agreement expressly states survive termination, neither party shall have any further rights against the other hereunder. If Purchaser does not exercise such option to terminate, this Agreement shall remain in full force and effect in accordance with its terms and Purchaser shall be entitled to the Insurance Proceeds plus a credit against the Purchase Price in an amount equal to the deductible under any insurance policy maintained by Seller which covers such damage or destruction. For purposes hereof, the Project shall be deemed “materially damaged or destroyed” if (i) the cost of repair and restoration to the Property of such damage or destruction as estimated by the engineer or contractor selected by Seller and Purchaser is greater than $5 Million, in the case of the premises leased to BJ’s Wholesale, greater than $2 Million, in the case of the improvements located on Lot 5, or greater than $1 Million, in the case of the other improvements located on the Land (such amounts, a “Significant Portion”), (ii) if such damage or destruction would entitle Tenants paying rents with an aggregate capitalized value of $1,000,000 or more, based on a capitalization rate of 6.14%, to terminate their Lease(s) (to the extent such Tenants have not waived such right), (iii) if such damage or destruction would entitle Tenants to abate their rent with resulting Lost Income not covered by Insurance Proceeds which can be assigned to Purchaser after the Closing in excess of $60,000.00, or (iv) if such damage or destruction is not covered by insurance, or if such insurance is not for the full replacement cost, except for deductible amounts. This Article is an express agreement to the contrary of Section 5-1311 of the New York General Obligations Law.

15.2 In the event prior to Closing a condemnation proceeding is commenced, a condemnation proceeding is concluded, or all or any part of the Property is conveyed in lieu of condemnation, which condemnation would have a material and adverse effect on the Property, Purchaser shall have the right to terminate this Agreement, in which event the Purchaser shall receive a full refund of the Deposit, and except for obligations that this Agreement expressly states survive termination, neither party shall have any further rights against the other hereunder. In the event Purchaser does not elect to terminate this Agreement or in the event such condemnation proceeding would not have a material adverse effect on the Property, Purchaser shall thenceforth be required to close the transaction contemplated hereunder and Seller shall assign to Purchaser, at the Closing, all of Seller’s rights, title and interest in and to any condemnation claim and/or award payable with respect to the Property. For purposes of this Section 15.2, a “material and adverse effect” shall include the taking of Improvements resulting in a reduction in the value of the Property in amounts in excess of the amounts set forth in Section 15.1 as a “Significant Portion” with respect to the respective portions of the Property described therein, or a condemnation or conveyance in lieu thereof that will entitle Tenant(s) paying rents with an aggregate capitalized value of $1,000,000 or more, based on a capitalization rate of 6.14%, to terminate their Leases (to the extent that such Tenant(s) do not waive such rights), or that will entitle Tenants to abate their rent with resulting Lost Income in excess of $60,000.00.

Section 16. Remedies.

16.1 IF THE SALE IS NOT CONSUMMATED DUE TO ANY DEFAULT BY PURCHASER HEREUNDER, THEN SELLER, AS ITS SOLE AND EXCLUSIVE REMEDY FOR PURCHASER’S DEFAULT, SHALL RETAIN THE DEPOSIT, AS LIQUIDATED DAMAGES, THE PARTIES HAVING AGREED THAT SELLER’S ACTUAL DAMAGES, IN THE EVENT OF A FAILURE TO CONSUMMATE THIS SALE DUE TO PURCHASER’S DEFAULT, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICABLE TO DETERMINE. AFTER NEGOTIATION, THE PARTIES HAVE AGREED THAT, CONSIDERING ALL THE CIRCUMSTANCES EXISTING ON THE DATE OF THIS AGREEMENT, THE AMOUNT OF THE DEPOSIT IS A REASONABLE ESTIMATE OF THE DAMAGES THAT SELLER WOULD INCUR IN SUCH EVENT. EACH PARTY WAS REPRESENTED BY COUNSEL WHO EXPLAINED, AT THE TIME THIS AGREEMENT WAS MADE, THE CONSEQUENCES OF THIS LIQUIDATED DAMAGES PROVISION. THE FOREGOING SHALL BE DEEMED TO BE SELLER’S UNCONDITIONAL AND IRREVOCABLE ELECTION OF A REMEDY FOR A DEFAULT BY PURCHASER UNDER THIS AGREEMENT.

16.2 A. Subject to this Section, if Seller shall default in its obligations under this Agreement, beyond any applicable notice and cure periods, or if there shall be a material breach discovered by Purchaser before Closing of any of Seller’s representations or warranties in Section 8 hereunder, the parties hereto agree that Purchaser’s sole remedy shall be limited either (a) to the termination of this Agreement, in which event Purchaser shall receive a full return of the Deposit and, in addition, Seller shall reimburse Purchaser for its actual out-of-pocket costs and expenses in connection with Purchaser’s investigation of the Property and the transactions contemplated by this Agreement up to the Purchaser’s Reimbursement Cap, or (b) to specific performance of this Agreement, provided Purchaser initiates such action no later than sixty (60) days after any rights of Purchaser arise due to such uncured Seller default or breach hereunder. For purposes of this Section, “material” shall mean any state of facts which, taken alone or together with all other untruths or inaccuracies and all such covenants with which Seller has not materially complied, can reasonably be anticipated to have an economic impact, in the aggregate, in excess of the Floor (as hereinafter defined). Seller may elect to provide Purchaser with a credit against the Purchase Price at Closing in the amount of the damage estimated by Purchaser to result or potentially result from such breach or default by delivering notice of such intention to Purchaser no later than ten (10) days from the date of Purchaser’s notice to cure any such material breach, in which case such breach shall be deemed cured and Purchaser shall no longer have the right to terminate the Agreement as a result thereof.

B. Notwithstanding the terms of Section 16.2A above, if specific performance is unavailable as a remedy to Purchaser because of Seller’s affirmative intentional act in breach of this Agreement for the purpose of avoiding the transaction described in this Agreement, Purchaser shall have the right to pursue any remedy at law or in equity including, without limitation, a claim for money damages.

C. Notwithstanding anything to the contrary contained herein, the representations of Seller set forth in Section 8 of this Agreement shall survive the Closing under this Agreement for a period of six (6) months after the Closing Date (the “Survival Period”); provided, however, that the representations of Seller set forth in this Agreement with respect to Leases shall not survive the Closing to the extent a Tenant Executed Estoppel covering substantially the same matter is delivered. Each such Seller representation shall automatically be null and void and of no further force and effect after the Survival Period unless, prior to the end of the Survival Period, Purchaser shall have asserted in writing a specific claim with respect to the particular Surviving Seller Representation and commenced a legal proceeding within forty-five (45) days thereafter against Seller alleging that Seller is in breach of such surviving Seller representation and that Purchaser has suffered actual damages as a result thereof (a “Proceeding”). In no event shall Purchaser be entitled to assert any consequential, special or punitive damages, nor shall it be entitled to any award or payment based on such damages. If Purchaser timely commences a Proceeding, and a court of competent jurisdiction, pursuant to a final, non-appealable order in connection with such Proceeding, determines that (1) the applicable surviving Seller representation was breached as of the Closing Date and (2) Purchaser suffered actual damages (the “Damages”) by reason of such breach and (3) Purchaser did not have knowledge of such breach prior to the Closing, then Purchaser shall be entitled to receive an amount equal to the Damages, but in no event in an amount greater than the Ceiling (as hereinafter defined); provided, however, Purchaser shall not be entitled to pursue any claim against Seller for Damages to Purchaser that are less than the Floor (as hereinafter defined). If Purchaser has claim(s) against Seller, in excess of the Floor in the aggregate, then Purchaser shall be entitled to pursue the actual loss suffered by Purchaser in connection with such claim(s) against Seller, but in no event shall Seller’s liability for any and all claims exceed the Ceiling. For purposes of this Section 16, Purchaser shall be deemed to have knowledge of the fact in issue prior to Closing if Thomas P. Falatko or John M. Pons had actual (and not imputed or constructive) knowledge of the fact in issue prior to Closing or if such information is included in any Lease, Contract, or any other Property Information provided by Seller to Purchaser with respect to the Property. Purchaser represents that Thomas P. Falatko and John M. Pons are the persons within Purchaser’s organization with primary responsibility for Purchaser’s due diligence with respect to the Property. As used herein, “Floor” shall mean with respect to any claim or claims against Seller for breach of any Surviving Seller Representation, SEVENTY FIVE THOUSAND AND 00/100 Dollars ($75,000.00), and “Ceiling” shall mean THREE MILLION AND 00/100 Dollars ($3,000,000.00). The provisions of this Section 16 shall constitute the sole and exclusive remedy after closing for breaches of Seller’s representations and warranties.

16.3 The provisions of Sections 16.1 and 16.2 hereof shall not limit any rights or remedies that either party may have against the other after the Closing with respect to those provisions of this Agreement that survive Closing or the documents delivered pursuant to Sections 11.1 and 11.3 hereof.

Section 17. Reporting Requirements. Purchaser and Seller shall each deposit such other instruments required to close the escrow and consummate the purchase and sale of the Property in accordance with the terms hereof, including, without limitation, an agreement designating the Title Company as the “Reporting Person” for the transaction pursuant to Section 6045(e) of the Internal Revenue Code and the regulations promulgated thereunder, and executed by Seller, Purchaser and the Title Company, but in no event shall such instruments impose, create or potentially create any liability for Seller or Purchaser not expressly provided for herein. Such agreement shall comply with the requirements of Section 6045(e) of the Internal Revenue Code and the regulations promulgated thereunder.

Section 18. Miscellaneous.

18.1 This Agreement constitutes the entire Agreement between the parties and supersedes any other previous agreement, oral or written, between the parties. This Agreement cannot be changed, modified, waived or terminated orally but only by an agreement in writing signed by the parties hereto. This Agreement shall be binding upon the parties hereto and their respective heirs, executors, personal representatives and permitted successors and assigns, subject, however, to limitations set forth herein regarding assignments of this Agreement.

18.2 In the event of a default by either party hereto which becomes the subject of litigation, the losing party agrees to pay the reasonable legal fees of the prevailing party. For purposes of this Section, a party will be considered to be the “prevailing party” if (a) such party initiated the litigation and substantially obtained the relief which it sought (whether by judgment, voluntary agreement or action of the other party, trial, or alternative dispute resolution process), (b) such party did not initiate the litigation and either (i) received a judgment in its favor, or (ii) did not receive judgment in its favor, but the party receiving the judgment did not substantially obtain the relief which it sought, or (c) the other party to the litigation withdrew its claim or action without having substantially received the relief which it was seeking. The provision of this Section shall survive the Closing or the termination of this Agreement.

18.3 This Agreement may be executed by facsimile, by email (in “.pdf” format) and/or in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same instrument.

18.4 This Agreement shall be governed, construed and enforced in accordance with the laws of the State of New York.

18.5 The headings used in this Agreement are for convenience only and do not constitute substantive matters to be considered in construing same.

18.6 The parties agree that neither this Agreement nor any memorandum or notice thereof shall be recorded.

18.7 This Agreement may be assigned by Purchaser in whole (but not in part) to an affiliate of Purchaser which Purchaser controls or which is under common control with Purchaser, without the prior written consent of the Seller provided, that Seller, within no less than three (3) business days prior to Closing, shall have received written notice of such assignment(s) together with an executed copy of each assignment and assumption instrument pursuant to which Purchaser assigns all of its right, title and interest in and to this Agreement to the assignee(s) (including all rights to the Deposit) and the assignee(s) assume and agree to be bound by all of the obligations of Purchaser under this Agreement. No assignment of this

Agreement shall release Purchaser herein; provided, however, with respect to any assignment, if Closing occurs the assigning party (but not the assignee) shall be relieved of all its obligations arising under this Agreement before, on and after Closing. For purposes of this Section 18.7, “control” shall mean the authority to make management decisions regarding the day-to-day operations of the entity and co-authority with respect to customary major decisions.

18.8 Submission of this form of Agreement for examination shall not bind Seller or Purchaser in any manner nor be construed as an offer to sell and no contract or obligations of Seller or Purchaser shall arise until this Agreement is executed by both Seller and Purchaser and delivery is made to each and the Deposit has been made by Purchaser.

18.9 Each of the parties agrees that upon request from the other party following the Closing and without further consideration, such party shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts or instruments as shall be reasonably requested by a party in order to effect or carryout the transactions contemplated herein provided same do not impose any obligations or liabilities upon the party not contemplated in this Agreement. The provisions of this Section 18.9 shall survive the Closing.

18.10 If the final date of any period set forth herein (including, but not limited to, the Closing Date) falls on a Saturday, Sunday or legal holiday under the laws of the State of Arizona, or the United States of America, the final date of such period shall be extended to the next day that is not a Saturday, Sunday or legal holiday. The term “days” as used herein shall mean calendar days, with the exception of “business days”, which term shall mean each day except for any Saturday, Sunday or legal holiday under the laws of the State of New York, or the United States of America.

Section 19. Confidentiality. All Property Information provided by Seller or its agents and representatives to Purchaser with respect to the Property (“Confidential Information”) shall be treated as confidential information by Purchaser, using the same degree of care with respect to the Confidential Information as Purchaser employs with respect to its own proprietary or confidential information of like importance and make no use of any such disclosed information not independently known to Purchaser except in connection with the transactions contemplated hereby. Notwithstanding the foregoing, Purchaser may disclose Confidential Information (i) to its respective consultants, investors, lenders, appraisers, attorneys, accountants, advisers, and affiliates (collectively, “Related Parties”), provided the Purchaser shall advise each parties of the confidential nature of such information and that such parties are required to maintain the confidentiality thereof, and (ii) to the extent Purchaser is required to disclose the same pursuant to a court order, applicable laws or regulations or pursuant to a legal dispute between Purchaser and Seller. Purchaser and the Related Parties shall not be obligated to keep confidential any Confidential Information that (1) is already in the public domain, (2) is or becomes generally available to the public other than as a result of a disclosure by Purchaser, or (3) is or becomes available to Purchaser on a non-confidential basis from a source other than Seller who, to Purchaser’s knowledge, is not subject to a confidentiality agreement with, or other obligation of secrecy to, Seller prohibiting such disclosure. Purchaser’s obligations under the foregoing provisions of this Section shall terminate on the earlier of (x) twelve months from the Effective Date, or (y) the Closing Date. Except as required by applicable law, each party agrees that it shall not publicize this transaction after the Closing without the prior written approval of the other party, which approval shall not be unreasonably withheld. This provision shall survive Closing.

Section 20. Time of Essence. With respect to each party’s performance of each of its respective obligations under this Agreement involving a date for performance, whether expressly stated herein or pursuant to an extension or adjournment right, as the case may be, including, without limitation, Closing, TIME SHALL BE OF THE ESSENCE.

Section 21. Intentionally Omitted.

Section 22. Rights of First Refusal. If any of the Leases contain tenant rights of first refusal or rights of first offer to purchase the Property (either such right, a “ROFR”), Seller shall deliver a written right of first refusal or offer notice to the applicable Tenant in accordance with the requirements of the applicable ROFR within five (5) days after the Effective Date. Seller agrees that if any Tenant gives notice of its intent to exercise its ROFR under its Lease or does actually exercise such ROFR, this Agreement shall be deemed to terminate, provided that Purchaser shall receive a full return of the Deposit and Seller shall promptly reimburse to Purchaser all reasonable out-of-pocket and third party property diligence expenses incurred by Purchaser, including, without limitation, reasonable attorneys’ fees and costs.

Section 23. Tenant Audit Right. In the event that any Tenant has the right to inspect and audit the books, records and other documents of the landlord under its Lease which evidence the purchase price of the Property, the development and construction costs of the improvements, and/or common area maintenance costs and expenses, Seller hereby covenants and agrees that it shall retain such books, records and other documents which will enable such Tenant to conduct a full and complete audit thereof until the date that is six (6) months after the latest date that such Tenant could demand an inspection and/or audit thereof pursuant to its Lease and, upon written request therefor from Purchaser, or any successor or assign, thereof, shall provide both Purchaser and such Tenant with reasonable access thereto and otherwise reasonably cooperate with both Purchaser and such Tenant with respect to such inspection and/or audit by such Tenant. In the event such Tenant claims any right to a credit, refund or other reimbursement as a result of such audit, Seller shall indemnify, hold harmless and defend the Indemnified Parties from any and all Claims relating thereto or arising therefrom. The provisions of this Section 23 shall survive Closing.

Section 24. SEC S-X 3-14 Audit. In order to enable Purchaser to comply with reporting requirements, Seller agrees to provide Purchaser and its representatives information sufficient for Purchaser to comply with SEC Rule 3-14 of Regulation S-X, including Seller’s most current financial statements relating to the financial operation of the Property for the current fiscal year and the most recent pre-acquisition fiscal year, and upon request, support for certain operating revenues and expenses specific to the Property. Seller understands that certain of such financial information may be included in filings required to be made by Purchaser with the U.S. Securities and Exchange Commission. This Section 24 shall survive Closing for a period of one (1) year.

Section 25. New Leases.

25.1 Purchaser acknowledges that Seller is in negotiations with Value Depot and Mama Brown’s BBQ for leases of Suite L (4,365 square feet) and Suite G5 (1,550 square feet), respectively, at the Property. Purchaser acknowledges that Seller has provided Purchaser with copies of the letters of intent entered into by Seller for such new leases. Purchaser hereby approves the terms set forth in such letters of intent, provided that the final terms and conditions of such leases shall remain subject to the approval of Purchaser, not to be unreasonably withheld.

25.2 In the event that an approved Lease is entered into by Seller with Mama Brown’s BBQ or Value Depot prior to Closing:

25.2.1. Purchaser shall receive at Closing a credit against the Purchase Price in an amount equal to the sum of (i) any unpaid or undisbursed portion of any third party leasing commissions, tenant improvement allowance or other allowances, and other out-of-pocket expenses required to be paid by the landlord in connection with such Lease (collectively, “Leasing Costs”), and (ii) pro forma rent (including base rent and triple net charges), at the monthly rate provided for in such Lease for the first full lease year following the rental commencement date and the expiration of any applicable abatements or concessions, for the period commencing on the date of Closing and continuing until the last day of the month in which payment of full base rent and triple net charges are projected to commence under such Lease (“Stub Rent”).

25.2.2. Following the Closing, if the actual rent commencement date under such Lease (the “Actual Rent Commencement Date”) occurs before the projected rent commencement date (the “Projected Rent Commencement Date”), Purchaser shall reimburse Seller for the difference between the Stub Rent credit received by Purchaser at Closing and the amount that the Stub Rent credit would have been if the Projected Rent Commencement Date for such Lease had been the same as the Actual Rent Commencement Date. If, however, the Actual Rent Commencement Date under such Lease does not occur on or before the Projected Rent Commencement Date, then from and after the Projected Rent Commencement Date Seller shall pay to Purchaser, on the first day of each month following the Projected Rent Commencement Date until the Actual Rent Commencement Date occurs, additional pro forma rent (including base rent and triple net charges) at the monthly rate set forth above (“Additional Stub Rent”); provided, however, such Additional Stub Rent shall be pro rated for the calendar month in which the Actual Rent Commencement Date occurs under such Lease.

25.2.3. Seller, at Seller’s sole cost and expense, shall be responsible for any improvements required to be constructed by the Landlord pursuant to the terms of any Lease entered into with Mama Brown’s BBQ or Value Depot in order to bring the applicable space to “white box” condition, as described in the approved letters of intent with Mama Brown’s BBQ and Value Depot (such improvements being herein referred to as the “Landlord Improvements”). Following the Closing, Seller and its contractors and subcontractors shall have a license to enter the applicable space for the purpose of constructing the Landlord Improvements. Any construction undertaken by Seller shall be diligently undertaken and performed in a good and workmanlike manner, with new materials, free of all liens, in accordance with all applicable laws, rules, ordinances and regulations governing construction, and in a manner which will not unreasonably interfere with the occupancy of the other tenants of the Property or otherwise unreasonably disrupt the operations of the Property. Seller agrees to indemnify, defend and hold harmless Purchaser, its successors and assigns, from and against any loss, cost, liability, damage or expense to the extent arising from construction of the Landlord Improvements by Seller or its contractors, except to the extent arising from the gross negligence or willful misconduct of Purchaser, its agents, contractors or representatives.

25.2.4. Following the Closing and prior to commencing or continuing construction of any Landlord Improvements, Seller shall obtain or require its contractor to obtain and deliver to Purchaser evidence of, and thereafter maintain so long as such construction activity is occurring, at least the minimum insurance coverages set forth below:

(a) Commercial General Liability insurance covering all operations by or on behalf of the Seller and its contractor(s), in an amount no less than One Million Dollars ($1,000,000) per occurrence, naming Purchaser as an additional insured, covering personal injury liability, premises and operations, products and completed operations, broad form property damage (including completed operations), explosions, collapse, and underground hazards, and contractual liability;

(b) Automobile liability insurance coverage including coverage for owned, hired, and non-owned automobiles, with limits of not less than $500,000 combined single limit each accident for bodily injury or property damage;

(c) Worker’s compensation and employer’s liability insurance; and

(d) Fire and extended coverage insurance with respect to the applicable premises, naming Purchaser as the insured, in the so-called “Builder’s Risk 100% Completed Value Non-Reporting” form.

25.2.5. This Section 25 shall survive the Closing.

Section 26. Master Leases.

26.1 In the event that an approved Lease is not entered into with Mama Brown’s BBQ for Suite G5 prior to Closing, then at Closing Acadia Strategic Opportunity Fund II, LLC (“Master Lessee”), an affiliate of Seller, shall enter into an agreement with Purchaser pursuant to which Master Lessee shall master lease such premises from Purchaser for a period of five (5) years following the Closing Date (the “Master Lease Period”) upon the following terms and conditions:

26.1.1. Master Lessee shall provide an allowance to Purchaser in the amount of up to $345,000 with respect to base rent, real estate taxes, operating expenses, and insurance costs attributable to Suite G5 during the Master Lease Period (the “Suite G5 Rent Allowance”), as well as an allowance of up to $105,000 for Leasing Costs (as defined in Section 25.2.1 above) in connection with the leasing of such premises (the “Suite G5 Leasing Cost Allowance”).

26.1.2. Commencing on the date of Closing, and thereafter on the first day of each subsequent month during the Master Lease Period, Master Lessee shall pay to Purchaser the sum of $5,762.00, or an appropriate pro rata portion thereof for any partial month (the “Suite G5 Master Lease Rent”), in payment of base rent, real estate taxes, operating expenses, and insurance costs allocable to Suite G5. Notwithstanding the foregoing, if Purchaser enters into a Lease with a third party for Suite G5 at any time during the Master Lease Period, then from and after the date on which the tenant under such Lease commences payment of rent until the end of the Master Lease Period, Master Lessee shall be obligated to pay only the amount of the shortfall, if any, between (x) the amount of base rent and triple net charges payable by such third party tenant under such Lease, and (y) the Suite G5 Master Lease Rent, and Master Lessee shall be released of any additional liability with respect to Suite G5 Master Lease Rent (regardless of whether the third party tenant thereafter actually pays the amounts due under its Lease).

26.1.3. In the event that Purchaser enters into a Lease of Suite G5 with a third party during the Master Lease Period, Master Lessee shall reimburse Purchaser for any Leasing Costs incurred by Purchaser in connection with such Lease, up to the amount of the Suite G5 Leasing Cost Allowance. Such reimbursement shall be paid by Master Lessee to Purchaser within five (5) business days after Master Lessee’s receipt of a reimbursement request for such costs from Purchaser, together with copies of invoices or other documentation evidencing such costs. If Suite G5 is fully leased to a third party tenant during the Master Lease Period and the Leasing Costs attributable to such space are less than the full amount of the Suite G5 Leasing Cost Allowance, the Master Lessee shall be entitled to retain the unused portion of the Suite G5 Leasing Cost Allowance. To the extent Suite G5 is not fully leased within the Master Lease Period, however, any unused portion of the Suite G5 Leasing Allowance shall be paid to Purchaser by the Master Lessee at the expiration of the Master Lease Period.

26.2 In the event that an approved Lease is not entered into with Value Depot for Suite L prior to Closing, then at Closing Master Lessee shall enter into an agreement with Purchaser pursuant to which Master Lessee shall master lease such premises from Purchaser for the Master Lease Period upon the following terms and conditions:

26.2.1. Master Lessee shall provide an allowance to Purchaser in the amount of up to $1,000,000 with respect to rents, real estate taxes, operating expenses, and insurance costs attributable to Suite L during the Master Lease Period (the “Suite L Rent Allowance”), as well as an allowance of up to $200,000 for Leasing Costs in connection with the leasing of such premises (the “Suite L Leasing Cost Allowance”).

26.2.2. Commencing on the date of Closing, and thereafter at the beginning of each subsequent month during the Master Lease Period, Master Lessee shall pay to Purchaser the sum of $16,871.00, or an appropriate pro rata portion thereof for any partial month (the “Suite L Master Lease Rent”), in payment of base rent, real estate taxes, operating expenses, and insurance costs allocable to Suite L. Notwithstanding the foregoing, if Purchaser enters into a Lease with a third party for Suite L at any time during the Master Lease Period, then from and after the date on which the tenant under such Lease commences payment of rent until the end of the Master Lease Period, Master Lessee shall be obligated to pay only the amount of the shortfall, if any, between (x) the amount of base rent and triple net charges payable by such third party tenant under such Lease, and (y) the Suite L Master Lease Rent, and Master Lessee shall be released of any additional liability with respect to the Suite L Master Lease Rent (regardless of whether the third party tenant thereafter actually pays the amount due under its Lease).

26.2.3. In the event that Purchaser enters into a Lease of Suite L with a third party tenant during the Master Lease Period, Master Lessee shall reimburse Purchaser for any Leasing Cost incurred by Purchaser in connection with such Lease, up to the amount of the Suite L Leasing Cost Allowance. Such reimbursement shall be paid by Master Lessee to Purchaser within five (5) business days after Master Lessee’s receipt of a reimbursement request for such costs from Purchaser, together with copies of invoices or other documentation evidencing such costs. If Suite L is fully leased to one or more third party tenants during the Master Lease Period and the Leasing Costs attributable to such space are less than the full amount of the Suite L Leasing Cost Allowance, the Master Lessee shall be entitled to retain the unused portion of the Suite L Leasing Cost Allowance. To the extent Suite L is not fully leased within the Master Lease Period, however, any unused portion of the Suite L Leasing Cost Allowance shall be paid to Purchaser by the Master Lessee at the expiration of the Master Lease Period.

26.3 During the Master Lease Period, Purchaser shall use commercially reasonable efforts to market and lease any premises which are master leased pursuant to this Section 26 (the “Master Leased Space”) in accordance with sound, reasonable and prudent leasing practices. Purchaser agrees that all new Leases of Master Leased Space entered into by Purchaser during the Master Lease Period shall be on market terms, including, without limitation, with respect to any “free rent” or reduced rent periods or other concessions provided under or in connection with such new Leases. Promptly after execution thereof, and in any event upon request, Purchaser shall provide Master Lessee with a copy of any Lease of the Master Leased Space executed by Purchaser during the Master Lease Period.

26.4 During the Master Lease Period Master Lessee shall have the non-exclusive right, but not the obligation, either directly or through Master Lessee’s agents, to solicit prospective tenants for the Master Leased Space. Purchaser shall approve or disapprove of any letter of intent or lease proposed by Master Lessee within ten (10) calendar days after receipt by Purchaser of a request for approval from Master Lessee. Approval of any such proposed letter of intent or lease shall be within Purchaser’s discretion, provided that Purchaser shall not unreasonably withhold its approval of any such proposed letter of intent or lease so long as the letter of intent or proposed lease meets the leasing guidelines attached hereto as Schedule “26.4”. If Purchaser does not approve or disapprove a proposed lease or letter of intent within the ten (10) day approval period described above, such letter of intent or proposed lease shall be deemed approved.

26.5 Master Lessee, at Master Lessee’s sole cost and expense, shall be responsible for any Landlord Improvements required to be constructed by the Landlord pursuant to the terms of any Lease of the Master Leased Space. Subject to (i) Purchaser’s approval (not to be unreasonably withheld) of the contractor for the Landlord Improvements, and (ii) Purchaser’s execution of an approved Lease for the applicable space, Master Lessee and its contractors and subcontractors shall have a license to enter the applicable space for the purpose of constructing the Landlord Improvements. Any construction undertaken by Master Lessee shall be diligently undertaken and performed in a good and workmanlike manner, with new materials, free of all liens, in accordance with all applicable laws, rules, ordinances and regulations governing construction, and in a manner which will not unreasonably interfere with the occupancy of the other tenants of the Property or otherwise unreasonably disrupt the operations of the Property. Master Lessee agrees to indemnify, defend and hold harmless Purchaser, its successors and assigns, from and against any loss, cost, liability, damage or expense to the extent arising from construction of the Landlord Improvements by Master Lessee or its contractor, except to the extent arising from the gross negligence or willful misconduct of Purchaser, its agents, contractors or representatives.

26.6 Prior to commencing construction of any Landlord Improvements, Master Lessee shall obtain or require its contractor to obtain and deliver to Purchaser evidence of, and thereafter maintain so long as such construction activity is occurring, at least the minimum insurance coverages set forth in Section 25.2.4 above.

26.7 Purchaser acknowledges and agrees that, except as may be expressly set forth to the contrary in this Section 26, Master Lessee shall have no obligations or liabilities with respect to the Master Leased Space, including, without limitation, any obligation relating to (i) utilities, (ii) occupying the Master Leased Space or conducting any business therein, (iii) repair, restoration, replacement or maintenance of the Master Leased Space, (iv) compliance with any applicable laws, rules, regulations or orders of any governmental authority (including, without limitation, any of the foregoing as they may relate to Hazardous Materials), and (v) maintenance of insurance pertaining to the Master Leased Space.

26.8 At Closing, Purchaser and Master Lessee shall enter into Master Lease(s) which incorporates the applicable terms of this Section 26.

Section 27. Jake’s Rental Support.

27.1 At Closing, Seller shall deliver an agreement from the Master Lessee to Purchaser with respect to the Lease to Jake’s Wayback Hamburgers (the “Jake’s Lease”) providing as follows (the “Jake’s Rental Support Obligation”)

27.1.1. If for any monthly period (or partial monthly period) between the date of Closing and the first (1st) anniversary of the date of Closing (the “Jake’s Rental Support Period”), Jake’s Wayback Hamburgers (“Jake’s”) fails to pay the full amount of rent (including CAM, tax, and insurance contributions) when and as due under the terms of its Lease, and provided such failure continues after all applicable notice and cure periods set forth in the Jake’s Lease have been exhausted by Purchaser, then Master Lessee shall pay to Purchaser upon demand the unpaid amount due for such month (or an appropriate pro rata portion thereof for any partial calendar month period) under the Jake’s Lease. The liability of Master Lessee pursuant to the Jake’s Rental Support Obligation shall reduce as a result of each payment of rent made by Jake’s to Purchaser applicable to the Jake’s Rental Support Period. Purchaser shall use commercially reasonable efforts to collect the rent due from Jake’s during the Jake’s Rental Support Period, notwithstanding any payment by the Master Lessee pursuant to this Section 27. In the event Master Lessee makes a payment to Purchaser under the Jake’s Rental Support Obligation and Jake’s later pays said amount to Purchaser, Purchaser shall promptly refund to

Master Lessee the amount previously paid by Master Lessee. In the event any amounts due from Jake’s under the Jake’s Lease are abated due to casualty or condemnation, Master Lessee’s obligation under the Jake’s Rental Support Obligation shall be abated accordingly. In no event shall Master Lessee have any liability to Purchaser for rent payments which are due under the Jake’s Lease after the first (1st) anniversary of the Closing Date.

27.1.2. In order to draw upon the Jake’s Rental Support Obligation, Purchaser shall deliver written notice to Master Lessee certifying that Purchaser has exhausted all notice and cure periods under the Jake’s Lease for the applicable month and the amount of any payment shortfall for such month (a “Deficiency Notice”). Master Lessee shall pay the specified amount to Purchaser within five (5) business days after receipt of such Deficiency Notice.

27.1.3. Notwithstanding the terms of Section 27.1.2 above, if the Closing occurs after the tenth (10th) day of the calendar month of Closing and Seller has not received payment of the monthly rent due from Jake’s for such calendar month, Purchaser shall receive a credit at Closing for its pro rata share of such monthly rent, which credit shall be applied against the Jake’s Rental Support Obligation.

IN WITNESS WHEREOF, this Agreement has been entered into as of the day and year first above written.

SELLER:	PURCHASER:

CANARSIE PLAZA LLC, a Delaware limited liability company	SERIES D, LLC, an Arizona limited liability company

By: /s/ Robert Masters	By:	/s/ John M. Pons
Name: Robert Masters		John M. Pons,
Title: Senior Vice President		Authorized Officer

JOINDER:

Provided that the Closing of the transaction described in the foregoing Agreement shall occur, the undersigned Acadia Strategic Opportunity Fund II, LLC, an affiliate of the Seller, for good and valuable consideration, the receipt of which is hereby acknowledged, agrees to and hereby unconditionally guarantees the obligations and liabilities of Seller under such Agreement and the related Closing Documents, subject to the limitations on survival and liability set forth therein.

Dated this 9th day of November, 2012.

ACADIA STRATEGIC OPPORTUNITY FUND II, LLC, a Delaware limited liability company

By:	/s/ Robert Masters

Name:	Robert Masters

Title:	Senior Vice President